================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                         -----------------------------
                                 SCHEDULE 14D-1
              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                         -----------------------------

                      UNIVERSITY REAL ESTATE PARTNERSHIP V
                           (Name of Subject Company)

                            UREPV ACQUISITION, L.P.
                                    (Bidder)

                  INCOME UNITS OF LIMITED PARTNERSHIP INTEREST
                                      AND
                            GROWTH/SHELTER UNITS OF
                          LIMITED PARTNERSHIP INTEREST
                         (Title of Class of Securities)

                                      NONE
                     (CUSIP Number of Class of Securities)
                     -------------------------------------
                          DAVID RONCK
                          UREPV ACQUISITION, L.P.
                          2001 ROSS AVENUE, SUITE 4600
                          DALLAS, TEXAS  75201
                          (214) 740-2200

                    (Name, Address and Telephone Number of
                   Person Authorized to Receive Notices and
                      Communications on Behalf of Bidder)

                          with copy to:

                          SALLY SCHREIBER, ESQ.
                          MUNSCH HARDT KOPF HARR & DINAN, P.C.
                          4000 FOUNTAIN PLACE
                          1445 ROSS AVENUE
                          DALLAS, TEXAS 75202-2790

                           Calculation of Filing Fee
        Transaction                                         Amount of
        Valuation                                           Filing Fee

        $ 744,000.00                                        $ 148.80

        *For purposes of calculating the filing fee only. This amount assumes the purchase of 12,000 Income Units of Limited Partnership Interest ("Income Units") of the subject company at $60.00 in cash per unit and the purchase of 16,558 Growth/Shelter Units of Limited Partnership Interest ("Growth Units") of the subject company for $2.00 in cash per unit. The amount of the filing fee, calculated in accordance with
        Section 14(g)(3) and Rule 0-11(d) under the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the aggregate of the cash offered by the bidder.

[  ]   Check box if any part of the fee is offset as provided by Rule 0-11(a)(2)
       and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount Previously Paid:                 Filing Party:
     Form or Registration Number:            Date Filed:

CUSPID NO.      None                  14D-1                    Page 2 of 5 Pages

ITEM 1.  SECURITY AND SUBJECT COMPANY.

            (a) This Schedule relates to Income Units of limited partnership interest ("Income Units") and Growth/Shelter Units of limited partnership interest ("G/S Units" and collectively, the "Units") of University Real Estate Partnership V (the "Issuer"), the subject company. The address of the Issuer's principal executive offices is: 2001 Ross Avenue, Suite 4600, Dallas, Texas 75201.

            (b) This Schedule relates to the offer by UREPV Acquisition, L.P. ( the "Purchaser") to purchase up to twelve thousand (12,000) Income Units for cash at a price equal to $60.00 per unit and up to twelve thousand (12,000) G/S Units for cash at a price equal to $2.00 per unit, upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 22, 1997 (the "Offer to Purchase") and the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively. The Issuer had a total of 34,281 Limited Partnership Units outstanding as of December 15, 1997 consisting of 17,723 Income Units and 16,558 G/S Units, according to the Issuer's internal records. The Offer relates to both the Income Units and the G/S Units.

            (c) There is no formal or other secondary market in which the Units are traded. The Purchaser has no knowledge of the sales prices of Units negotiated in private transactions. The information set forth under Section 7, "Effects of the Offer," and under Section 13, "Background of the Offer," in the Offer to Purchase is incorporated herein by reference.

ITEM 2.  IDENTITY AND BACKGROUND.

            (a)-(d) This statement is being filed by the Purchaser. The information set forth under the caption "Introduction," Section 11, "Certain Information Concerning the Purchaser," and Schedule I of the Offer to Purchase is incorporated herein by reference.

            (e)-(g) The information set forth under Section 11, "Certain Information Concerning the Purchaser" in the Offer to Purchaser is incorporated herein by reference. Other than as set forth in the Offer to Purchase, during the last five years, neither the Purchaser nor, to the best of the knowledge of the Purchaser, any person or entity named in Section 11, "Certain Information Concerning the Purchaser," or on Schedule I to the Offer to Purchaser nor any affiliate of the Purchaser (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3.  PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

            (a)-(b) The information set forth in the Offer to Purchase under "Introduction," in Section 10, "Conflicts of Interest and Transactions with Affiliates," and in Section 13, "Background of the Offer," is incorporated herein by reference.

ITEM 4.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

            (a)-(c) The information set forth in Section 12, "Source of Funds," of the Offer to Purchase is incorporated herein by reference.

ITEM 5.  PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

            (a)-(e) and (g) The information set forth in Section 8, "Future Plans," in the Offer to Purchase is incorporated herein by reference.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

            (a) The information set forth in Section 11, "Certain Information Concerning the Purchaser," of the Offer to Purchase is incorporated herein by reference.

CUSPID NO.      None                  14D-1                    Page 3 of 5 Pages

            (b) To the best knowledge of the Purchaser, no transactions in the Units have been effected during the past 60 days by the Purchaser or any of its partners, controlling entities or persons, executive officers, directors, or subsidiaries.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

            The information set forth in Section 10, "Conflicts of Interest and Transactions with Affiliates," and Section 11, "Certain Information Concerning the Purchaser," of the Offer to Purchase is incorporated herein by reference.

ITEM 8.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

            None.

ITEM 9.  FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

            Not applicable.

ITEM 10.  ADDITIONAL INFORMATION.

            (a)     None.

            (b)-(c) The information set forth in Section 15, "Certain Legal Matters," of the Offer to Purchase is incorporated herein by reference.

            (d)     None.

            (e)     None.

            (f) Reference is hereby made to the Offer to Purchase and the related Letter of Transmittal, copies of which are attached hereto as Exhibits
(a)(1) and (a)(2), respectively, and which are incorporated herein in their entirety by reference.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

            (a)(1)  Offer to Purchase dated December 22, 1997

            (a)(2)  Letter of Transmittal

            (a)(3)  Form of Letter to Unitholders dated December 22, 1997

            (b)     Loan Agreement (to be filed by amendment).

            (c) The Agreement of Limited Partnership is incorporated by reference to Form 10 of the Registration Statement filed by the Issuer on January 6, 1978.

            (d)     None

            (e)     Not applicable

            (f)     Not applicable

CUSPID NO.      None                  14D-1                    Page 4 of 5 Pages

                                  SIGNATURES

          After due inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


                                 UREPV ACQUISITION, L.P.

                                 By:  OS GENERAL PARTNER COMPANY,
                                 Its General Partner


Dated:  December 22, 1997                By:____________________________________
                                              David K. Ronck, Vice President

CUSPID NO.      None                  14D-1                    Page 5 of 5 Pages

                                 EXHIBIT INDEX

Exhibit             Description

(a)(1)         Offer to Purchase dated December 22, 1997

(a)(2)         Letter of Transmittal

(a)(3)         Form of Letter to Unitholders dated December 22, 1997

(b)            Loan Agreement (to be filed by amendment).

(c) The Agreement of Limited Partnership is incorporated by reference to Form 10 of the Registration Statement filed by the Issuer on January 6, 1978.

(d)            None

(e)            Not applicable

(f)            Not applicable

                                Exhibit (a)(1)

                          Offer to Purchase for Cash
        Up to 12,000 Income Units and Up to 12,000 Growth/Shelter Units
                        of Limited Partnership Interest
                                      in

                     UNIVERSITY REAL ESTATE PARTNERSHIP V
                       a California limited partnership
                                      for
                   $60 Net Per Unit for Each Income Unit and
                 $2 Net Per Unit for Each Growth/Shelter Unit
                                      by
                            UREPV ACQUISITION, L.P.

                  THE OFFER, WITHDRAWAL RIGHTS AND PRORATION
            PERIOD WILL EXPIRE AT 12:00 MIDNIGHT, CENTRAL STANDARD
                TIME, ON JANUARY 21, 1988, UNLESS THE OFFER IS
                                   EXTENDED.


     UREPV Acquisition, L.P. (the "PURCHASER") is offering to purchase up to 12,000 of the outstanding "Income Units" of limited partnership interest (the "INCOME UNITS") and up to 12,000 of the outstanding "Growth/Shelter Units" of limited partnership interest (the "G/S UNITS") in University Real Estate Partnership V (the "PARTNERSHIP"). The purchase price for the Offer is $60 per Income Unit and $2 per G/S Unit (the "PURCHASE PRICE"), net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which, together with any supplements or amendments, collectively constitute the "OFFER"). The Income Units and the G/S Units are hereafter collectively referred to as the "UNITS." The Purchase Price is subject to adjustment under certain circumstances, as described herein. Holders of Units (each, a "UNITHOLDER") who tender their Units in response to this Offer will not be obligated to pay any commissions or partnership transfer fees. The Purchaser is an affiliate of University Advisory Company, which is the general partner of the Partnership (the "GENERAL PARTNER").

     This Offer is being made in response to recent tender offers for the purchase of Income Units by Accelerated High Yield Institutional Fund 1, L.P., MacKenzie Patterson Special Fund, Peachtree Partners and Accelerated High Yield Pension Investors, L.P. (collectively, the "MACKENZIE BIDDERS"), Everest Properties II, LLC ("EVEREST") and by Bond Purchase, L.L.C. ("BOND") (Bond and, together with the MacKenzie Bidders and Everest, collectively the "OTHER BIDDERS"). The Purchaser believes it can achieve a better long-term return on investment in the Units than the price being offered by the Other Bidders and therefore believes it can offer a higher Purchase Price for the Units. In order to protect the continuity and long-term interests of the Partnership, the Purchaser is also seeking to gain a voting majority of the Units of the Partnership. IN THE EVENT A UNITHOLDER HAS TENDERED UNITS TO ONE OF THE OTHER
             ----------------------------------------------------------------
BIDDERS AND NOW DESIRES TO PARTICIPATE IN THIS OFFER INSTEAD, THE UNITHOLDER
----------------------------------------------------------------------------
MUST WITHDRAW THE TENDERED UNITS FROM THE OTHER BIDDER BY THE EXPIRATION DATE OF
--------------------------------------------------------------------------------
THE TENDER OFFER OF THAT OTHER BIDDER, WHICH IS CURRENTLY DECEMBER 31, 1997, FOR
--------------------------------------------------------------------------------
THE MACKENZIE BIDDERS OFFER, JANUARY 8, 1998, FOR THE EVEREST OFFER AND DECEMBER
--------------------------------------------------------------------------------
31, 1997, FOR THE BOND OFFER.  IT IS POSSIBLE THAT THE
------------------------------------------------------

EXPIRATION DATES MAY BE EXTENDED BY ONE OR MORE OF THE OTHER BIDDERS. THE
------------------------------------------------------ ------------------
PURCHASER WILL ARRANGE FOR SUCH WITHDRAWAL IF THE UNITHOLDER COMPLETES AND
--------------------------------------------------------------------------
DELIVERS TO THE DEPOSITARY (BY FACSIMILE, HAND DELIVERY OR MAIL) A COMPLETED
----------------------------------------------------------------------------
LETTER OF TRANSMITTAL SUFFICIENTLY IN ADVANCE OF THE RELEVANT EXPIRATION DATE TO
--------------------------------------------------------------------------------
PERMIT IT TO FORWARD THE WITHDRAWAL TO THE OTHER BIDDER BY ITS EXPIRATION DATE.
------------------------------------------------------------------------------

     Unitholders are urged to consider the following factors:

 .    The Purchaser is a newly-formed Texas limited partnership. The Purchaser and the General Partner are both affiliates of and controlled by OSGP (as defined below). The General Partner has conflicts of interest in considering the Offer, including (i) as a result of the fact that a sale or liquidation of the Partnership's assets would result in a decrease or elimination of the fees paid to the General Partner and/or its affiliates and (ii) the fact that, as a consequence of the Purchaser's ownership of Units, the Purchaser may have incentives to seek to maximize the value of its ownership of Units, which in turn may result in a conflict for the General Partner in attempting to reconcile the interests of the Purchaser with the interests of the other Unitholders.

 .    The Purchaser is making the Offer with a view to making a profit.
     Accordingly, there is a conflict between the desire of the Purchaser to purchase Units at a low price and the desire of the Unitholders to sell their Units at a high price.

 .    The net liquidation value per Unit (the "ESTIMATED LIQUIDATION VALUE")
     estimated by the Purchaser for an Income Unit is $81.26 and for a G/S Unit is $0.00. The Purchaser does not believe, however, that the Estimated Liquidation Values represent a fair estimate of the current market value of the Income Units, primarily due to the fact that such estimate does not take into account timing considerations and legal and other expenses that would be incurred in connection with a liquidation of the Partnership. See
     Section 13. Accordingly, the Purchaser does not believe that the Estimated Liquidation Value should be viewed as representative of the amount a Unitholder can realistically expect to obtain on liquidation of the Partnership assets in the near term. In the case of the G/S Units, while the Purchaser does not believe that the G/S Units have any current liquidation value as the Income Units have a cash distribution preference over the G/S Units, it is possible that they could have some value in the future as a result of changing market conditions. The Purchaser is willing to purchase the G/S Units for this reason and as an accommodation to Unitholders who desire to sell their Units.

 .    The Purchaser will have the right to vote all Units acquired pursuant to the Offer. Accordingly, if the Purchaser (which is an affiliate of the General Partner) is successful in acquiring a significant number of either the Income Units or G/S Units, it will be able to significantly influence all voting decisions with respect to the Partnership, including decisions regarding liquidation, amendments to the Agreement of Limited Partnership of the Partnership, removal and replacement of the General Partner and mergers, consolidations and other extraordinary transactions.

THIS OFFER IS NOT CONDITIONED UPON ANY MINIMUM AGGREGATE NUMBER OF UNITS BEING TENDERED.

     Any Unitholder desiring to tender Units and withdraw Units previously tendered pursuant to recent offers by Other Bidders should complete and sign the Letter of Transmittal (or a copy thereof) in accordance with the Instructions to the Letter of Transmittal and mail, facsimile or deliver the signed Letter of Transmittal to Wallace Sanders & Co. at the address and facsimile number indicated below. A Unitholder may tender any or all of the Units owned by that Unitholder; provided, however, that, pursuant to the Agreement of Limited Partnership of the Partnership, a Unitholder may not own less than ten Units. Tenders of fractional Units will not be permitted except by a Unitholder who is tendering all of the Units owned by that Unitholder.

     Questions and requests for assistance or for additional copies of this Offer to Purchase and the Letter of Transmittal may be directed to the Information Agent at the telephone numbers set forth below and in the Letter of Transmittal. No soliciting dealer fees or other payments to brokers for tenders are being paid by the Purchaser.

     For more information or for further assistance please call:

                       Equinet Fund Administrators, Inc.
                                      at
                                (800) 648-1336

     Deliver the Letter of Transmittal to:

                       Wallace Sanders & Co.
                       8131 LBJ Freeway, Suite 875
                       Dallas, Texas  75251

                       (214) 669-3462 (facsimile)

                               TABLE OF CONTENTS

                                                                                          PAGE
INTRODUCTION............................................................................    1

THE OFFER...............................................................................    5
     Section  1.  Terms of the Offer; Expiration Date; Proration........................    7
     Section  2.  Acceptance for Payment and Payment for Units..........................    7
     Section  3.  Procedure for Tendering Units.........................................    7
     Section  4.  Withdrawal Rights.....................................................   10
     Section  5.  Extension of Tender Period; Termination; Amendment....................   10
     Section  6.  Certain Federal Income Tax Matters....................................   11
     Section  7.  Effects of the Offer..................................................   14
     Section  8.  Future Plans..........................................................   15
     Section  9.  Certain Information Concerning the Partnership........................   16
     Section 10.  Conflicts of Interest and Transactions with Affiliates.................  19
     Section 11.  Certain Information Concerning the Purchaser, and the General Partner..  21
     Section 12.  Source of Funds........................................................  21
     Section 13.  Background of the Offer................................................  21
     Section 14.  Conditions of the Offer................................................  23
     Section 15.  Certain Legal Matters..................................................  25
     Section 16.  Fees and Expenses......................................................  26
     Section 17.  Miscellaneous..........................................................  26

SCHEDULE I -  Information Regarding the Managers of the Purchaser

SCHEDULE II - Depreciation and Amortization Schedule

          TO THE UNITHOLDERS OF UNIVERSITY REAL ESTATE PARTNERSHIP V

                                 INTRODUCTION

     UREPV Acquisition, L.P., a Texas limited partnership (the "PURCHASER"), hereby offers to purchase up to 12,000 of the outstanding "Income Units" of limited partnership interest (the "INCOME UNITS") and up to 12,000 "Growth/Shelter Units" of limited partnership interest (the "G/S UNITS") (Income Units and G/S Units are collectively referred to as "UNITS") in University Real Estate Partnership V (the "PARTNERSHIP"). The Units for which this offer is made represent approximately 68% of the outstanding Income Units, 72% of the outstanding G/S Units and 70% of all outstanding Units. The purchase price for this Offer is $60 per Income Unit and $2 per G/S Unit of the Partnership (the "PURCHASE PRICE"), net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which, together with any supplements or amendments, collectively constitute the "OFFER"). The Offer is not conditioned on any aggregate minimum number of Units being tendered. A Unitholder may tender any or all of the Units owned by that Unitholder. However, pursuant to the Agreement of Limited Partnership of the Partnership, a Unitholder may not own less than ten Units (three Units for a trustee of a Keogh Plan trust or other qualified retirement plan trust so long as the beneficiary of such trust holds directly or as beneficiary of such trust at least ten Units). Tenders of fractional Units will not be permitted, except by a Unitholder who is tendering all of the Units owned by that Unitholder. The Purchaser will pay all charges and expenses of Equinet Fund Administrators, Inc., who will serve as the Purchaser's information agent for the Offer (the "INFORMATION AGENT"), and Wallace Sanders & Co., who will act as Depositary for the Offer (the "DEPOSITARY").

     The Purchaser; Affiliation with the General Partner. University Advisory
     ---------------------------------------------------
Company, a California partnership, is the general partner of the Partnership (the "GENERAL PARTNER"). The Purchaser is a newly-formed Texas limited partnership. Both the General Partner and the Purchaser are controlled by OS General Partner Company, a Texas corporation ("OSGP"), and are considered affiliated with each other and the Partnership. Notice should therefore be taken that the Purchaser and the General Partner share common interests with respect to the Partnership.

     In analyzing the Offer, Unitholders may wish to consider the following factors:

     Potential Adverse Aspects of the Offer for Unitholders
     ------------------------------------------------------

 .    The Purchaser and the General Partner are affiliates of and controlled by
     OSGP. The General Partner has conflicts of interest in considering the Offer, including (i) as a result of the fact that a sale or liquidation of the Partnership's assets would result in a decrease or elimination of the fees paid to the General Partner and/or its affiliates and (ii) the fact that, as a consequence of the Purchaser's ownership of Units, the Purchaser may have incentives to seek to maximize the value of its ownership of Units, which in turn may result in a conflict for the General Partner in attempting to reconcile the interests of the Purchaser with the interests of the other Unitholders. See Section 10.

 .    The net liquidation value per Unit (the "ESTIMATED LIQUIDATION VALUE")
     estimated by the Purchaser is $81.26 per Income Unit and $0.00 per G/S Unit. See Section 13 for a
discussion of why the Purchaser believes that the Estimated Liquidation Values are not necessarily indicative of the fair market value of the Units. THE PURCHASER MAKES NO REPRESENTATION AND EXPRESSES NO OPINION AS TO THE FAIRNESS OR ADEQUACY OF THE PURCHASE PRICE.

 .    As with any rational investment decision, the Purchaser is making the Offer with a view to making a profit. Accordingly, there is a conflict between the desire of the Purchaser to purchase Units at a low price and the desire of the Unitholders to sell their Units at a high price.

 .    If the Purchaser is successful in acquiring a significant number of Units pursuant to the Offer, the Purchaser will have the right to vote those Units and thereby significantly influence all voting decisions with respect to the Partnership, including decisions concerning liquidation, amendments to the Agreement of Limited Partnership, removal and replacement of the General Partner and mergers, consolidations and other extraordinary transactions. The General Partner currently owns approximately 1.8% of the outstanding Income Units and approximately .76% of the outstanding G/S Units. Depending on the number of Units the Purchaser acquires pursuant to the Offer, the Purchaser may be able to significantly influence the outcome of all voting decisions with respect to the Partnership.

     Potentially Beneficial Aspects of the Offer for Unitholders
     -----------------------------------------------------------

 .    Although there are some limited resale mechanisms available to Unitholders wishing to sell their Units, there is no formal trading market for Units. Accordingly, THE OFFER AFFORDS UNITHOLDERS AN OPPORTUNITY TO DISPOSE OF THEIR UNITS FOR CASH THAT OTHERWISE MIGHT NOT BE AVAILABLE TO THEM.

 .    Unitholders who sell Units pursuant to this Offer will not be charged any sales commissions (which generally range from 3% to 10% of the sales price) or partnership transfer fees (which are $25 per transfer). The Purchaser will pay all transfer fees imposed by the Partnership in connection with sales of Units pursuant to the Offer.

 .    Real estate markets in the United States generally have recovered and experienced an upward trend since the end of the last recession. That recovery and upward trend might continue. On the other hand, those markets also may be adversely affected by a variety of factors, including possible fluctuations in interest rates, economic slowdowns and overbuilding. Accordingly, ownership of the Units continues to be a speculative investment. THE OFFER MAY PROVIDE UNITHOLDERS WITH THE OPPORTUNITY TO LIQUIDATE THEIR INTERESTS IN THE PARTNERSHIP AND REPLACE THEM WITH INVESTMENTS THAT ARE LESS SPECULATIVE.

 .    The Offer may be attractive to Unitholders who wish to avoid future expenses, delays and complications in filing personal income tax returns that may be caused by ownership of Units. In addition, A UNITHOLDER WHO SELLS 100% OF ITS UNITS PURSUANT TO THE OFFER WILL NO LONGER BE SUBJECT TO THE PASSIVE ACTIVITY LOSS LIMITATION WITH RESPECT TO "SUSPENDED" LOSSES ATTRIBUTABLE TO THOSE UNITS AND, THEREFORE, WILL BE ABLE TO UTILIZE FULLY ANY SUCH LOSSES.

 .    Since late December 1994, Insignia Residential Group, L.P. ("IRG") has
     provided property management services to the Partnership and Insignia Financial Group ("INSIGNIA") has performed asset management partnership administration services for the Partnership. The Purchaser believes that continued involvement by IRG and Insignia with the affairs of the Partnership is important to the Partnership's long-term value and desires to insure that their involvement continues.

     The Offer may be attractive to those Unitholders who have become disenchanted with real estate investments generally and with the perceived illiquidity of investments made through limited partnerships because it affords an immediate opportunity for those Unitholders to liquidate their investments in the Partnership. On the other hand, Unitholders who tender their Units will be giving up the opportunity to participate in any potential future benefits represented by the ownership of those Units, including, for example, the right to participate in any future distributions of cash or property, whether from operations, the proceeds of a sale or refinancing of one or more of the Partnership's properties or in connection with any future liquidation of the Partnership. Instead, any such distributions of cash or property with respect to Units tendered in the Offer and purchased by the Purchaser will be paid to the Purchaser.

     Neither the Purchaser nor the General Partner makes any recommendation to any Unitholder as to whether to tender or refrain from tendering Units pursuant to the Offer. Each Unitholder must make its own decision, based on the Unitholder's particular circumstances, as to whether to tender Units and, if so, how many Units to tender. Unitholders should consult with their respective advisors regarding the financial, tax, legal and other implications of accepting the Offer. UNITHOLDERS ARE URGED TO READ THIS OFFER TO PURCHASE AND THE RELATED MATERIALS CAREFULLY AND IN THEIR ENTIRETY BEFORE DECIDING WHETHER TO TENDER THEIR UNITS.

     Reasons for and Effects of the Offer.  This Offer is being made in response
     ------------------------------------
to recent tender offers by the Other Bidders. The Purchaser's purpose in making the Offer is to provided liquidity to the Unitholders and increase the Purchaser's equity interest in the Partnership, primarily for investment purposes and with a view to making a profit. In order to protect the continuity and long-term interests of the Partnership, the Purchaser is also seeking to gain a voting majority of the Units of the Partnership. If the Purchaser is successful in acquiring all or a substantial portion of the Units it is soliciting, it will also be in a position to exercise significant influence over the outcome of any vote by Unitholders and protect the interests of the Purchaser.

     Certain Tax Considerations.  A sale by a Unitholder pursuant to the Offer
     --------------------------
will result in taxable gain (or loss) equal to the excess (deficit) of the amount realized by the Unitholder for the Units sold over such Unitholder's adjusted tax basis in those Units. In the case of a Unitholder who is an individual and who has held Units since their issue by the Partnership, the sale is expected to result in a gain, which may be taxable as ordinary income, capital gain or gain from real estate depreciation recapture. Unitholders who have suspended "passive losses" from the Partnership or other passive activity investments generally may deduct these losses up to the amount of gain from the sale. A sale pursuant to the Offer of all of a Unitholder's Units will terminate his or her investment in the Partnership and, commencing with the year following the year of sale, the

Unitholder will no longer receive Partnership tax information or have to report the complicated tax information currently required of Unitholders. See Section 6.

     Originally Anticipated Term of Partnership; Alternatives.  According to the
     --------------------------------------------------------
Partnership's Prospectus dated January 6, 1978, the then general partners (predecessors to the current General Partner) anticipated that the Partnership would sell and/or refinance its properties three to seven years after their acquisition, depending upon the then current real estate and money markets, economic climate and income tax consequences to the Unitholders. For a variety of reasons, this was not done. Under the Agreement of Limited Partnership of the Partnership, the term of the Partnership will continue until December 31, 2027, unless sooner terminated as provided in the Agreement of Limited Partnership or by law. Unitholders could, as an alternative to tendering their Units, take a variety of possible actions, including voting to liquidate the Partnership or causing the Partnership to merge with another entity or engage in a "roll-up" or similar transaction.

     General Policy Regarding Sales and Refinancings of Partnership Properties.
     -------------------------------------------------------------------------
In general, the General Partner regularly evaluates the Partnership's properties by considering various factors, such as the Partnership's financial position and real estate and capital market conditions. The General Partner monitors each property's specific locale and sub-market conditions, evaluating current trends, competition, new construction and economic changes. The General Partner oversees each asset's operating performance and continuously evaluates the physical improvement requirements. In addition, the financing structure for each property, tax implications and the investment climate are all evaluated by the General Partner. Any of these factors, and possibly others, could potentially contribute to any decision of the General Partner to sell, refinance, upgrade with capital improvements or hold a particular Partnership property. The General Partner has advised the Purchaser that it is in the process of preliminarily evaluating a sale or refinancing of the Glasshouse Square Shopping Center in San Diego, California, that may generate net cash proceeds to the Partnership; however, there can be no assurance as to whether this sale or refinancing will occur as expected or whether it will in fact generate net cash proceeds to the Partnership. Moreover, no determination has been made as to whether any net cash proceeds generated by such sale or refinancing will be distributed to Unitholders, which determination will be made at the time of the refinancing and will be based on, among other things, the Partnership's working capital requirements at the time. There are no other plans to sell or refinance any other property or asset at the present time.

     Conditions.  The Offer is not conditioned on any aggregate minimum number
     ----------
of Units being tendered; however, certain other conditions apply. See Section
14.

     Distributions.  The Partnership suspended cash distributions in 1991 in
     -------------
order to make capital improvements to the Partnership's properties and to resolve other Partnership matters, some of which are described below. Prior to 1993, the Partnership held a leasehold interest in the Glasshouse Shopping Center land. In 1993, the Partnership exercised its option to acquire the fee simple interest in the land, which collapsed the ground lease. This transaction improved the overall value of the Glasshouse Shopping Center. Following the purchase of the land, the Partnership utilized in excess of $150,000 of its capital reserves to remediate an environmental issue created by leaking underground storage tanks at the Glasshouse property. This problem has now been resolved to the satisfaction of the State of California. In connection with the refinancing of the Washington Tower Apartments, the Partnership completed approximately $250,000 in improvements in 1995 at the lender's request. Additional Partnership capital reserves were utilized to effect the sale of the Bank of San Pedro office building in Long Beach, California. The General Partner has advised the Purchaser that the Partnership may be in a financial position to resume cash distributions in late 1998 or in 1999. However, tendering Unitholders will not be entitled to receive any distributions in respect of tendered Units that are made on or after the date on which the Purchaser pays for such Units pursuant to the Offer, regardless of the fact that the record date for any such distribution may be a date prior to the date of purchase. See Section 3.

     Outstanding Units. According to information supplied by the Partnership, as
     -----------------
of December 4, 1997, there were a total of 34,281 Units, comprised of 17,723 Income Units and 16,558 G/S Units, issued and outstanding, which were held of record by 1,556. Unitholders. The General Partner currently owns 569 Income Units and 126 G/S Units. The Income Units and G/S Units have identical rights and privileges except that the Income Units receive certain preferential distributions before any distributions are made with respect to G/S Units, and have certain exclusive voting rights with respect to such preferential distributions.

                                   THE OFFER

     SECTION 1. TERMS OF THE OFFER; EXPIRATION DATE; PRORATION. Upon the terms and subject to the conditions of the Offer, the Purchaser will accept for payment and purchase up to 12,000 Income Units at $60 per Unit and up to 12,000 G/S Units at $2 per Unit that are validly tendered on or prior to the Expiration Date and not withdrawn in accordance with the procedures set forth in Section 4. For purposes of the Offer, the term "EXPIRATION DATE" means12:00 midnight, Central Standard time, on January 21,1997, unless the Purchaser, in its sole discretion, extends the period of time for which the Offer is open, in which event the term "EXPIRATION DATE" means the latest time and date on which the Offer, as extended by the Purchaser, shall expire. See Section 5 for a description of the Purchaser's right to extend the period of time during which the Offer is open and to amend or terminate the Offer.

     THE PURCHASE PRICE WILL AUTOMATICALLY BE REDUCED BY THE AGGREGATE AMOUNT OF DISTRIBUTIONS PER UNIT, IF ANY, MADE BY THE PARTNERSHIP TO UNITHOLDERS ON OR AFTER DECEMBER 22, 1997, AND PRIOR TO THE DATE ON WHICH THE PURCHASER PAYS FOR UNITS PURCHASED PURSUANT TO THE OFFER.

     IF, PRIOR TO THE EXPIRATION DATE, THE PURCHASER INCREASES THE CONSIDERATION OFFERED TO UNITHOLDERS PURSUANT TO THE OFFER, THE INCREASED CONSIDERATION WILL BE PAID FOR ALL UNITS ACCEPTED FOR PAYMENT PURSUANT TO THE OFFER, REGARDLESS OF WHETHER THE UNITS WERE TENDERED PRIOR TO THE INCREASE IN THE CONSIDERATION OFFERED.

     UNITHOLDERS WHO HAVE RECENTLY TENDERED THEIR UNITS TO ANY OF THE OTHER BIDDERS MAY WITHDRAW SUCH TENDER AT ANY TIME PRIOR TO THE EXPIRATION DATE OF SUCH OTHER BIDDER'S OFFER. THE EXPIRATION DATE FOR THE OFFERS BY THE MACKENZIE BIDDERS AND BY BOND IS CURRENTLY DECEMBER 31, 1997, AND IS CURRENTLY DECEMBER 24, 1997, FOR THE OFFER BY EVEREST. EXPIRATION DATES MAY BE EXTENDED BY ANY OR ALL OF THE OTHER BIDDERS. TO WITHDRAW PREVIOUSLY TENDERED UNITS IN ORDER TO PARTICIPATE IN THIS OFFER, IT IS IMPORTANT THAT THE UNITHOLDER COMPLETE AND DELIVER THE LETTER OF

TRANSMITTAL TO THE DEPOSITARY SUFFICIENTLY BEFORE THE EXPIRATION DATE OF THE BIDDER TO WHOM UNITS WERE PREVIOUSLY TENDERED TO PERMIT YOUR WITHDRAWAL TO REACH THE OTHER BIDDER BY ITS EXPIRATION DATE. NO SIGNATURE GUARANTEE IS REQUIRED WITH RESPECT TO THE PURCHASER'S LETTER OF TRANSMITTAL. THE LETTER OF TRANSMITTAL MAY BE DELIVERED TO THE DEPOSITARY BY FACSIMILE AT (214) 669-3462 OR BY HAND DELIVERY OR REGULAR MAIL.

     If more than 12,000 Units of a class are validly tendered prior to the Expiration Date and not properly withdrawn prior to the Expiration Date in accordance with the procedures specified in Section 4, the Purchaser will, upon the terms and subject to the conditions of the Offer, accept for payment and purchase an aggregate of 12,000 of the Units of such class so tendered, pro rata according to the number of Units of such class validly tendered by each Unitholder and not properly withdrawn on or prior to the Expiration Date, but with appropriate adjustments to avoid purchases of fractional Units. Adjustments will also be made to insure that tendering Unitholders will not violate Section 8 of the Agreement of Limited Partnership of the Partnership, which requires each Unitholder to own at least ten Units (three Units for a trustee of a Keogh Plan trust or other qualified retirement plan trust so long as the beneficiary of such trust holds directly or as beneficiary of such trust at least ten Units). If the number of Units of a class validly tendered and not properly withdrawn on or prior to the Expiration Date is less than or equal to 12,000 Units, the Purchaser will purchase all of such class Units so tendered and not withdrawn upon the terms and subject to the conditions of the Offer to the extent doing so will not cause any tendering Unitholder to own some but less than ten Units (three Units for a trustee of a Keogh Plan trust or other qualified retirement plan trust so long as the beneficiary of such trust holds directly or as beneficiary of such trust at least ten Units), which is not permitted by the Agreement of Limited Partnership of the Partnership.

     If proration of tendered Units is required, then, due to the difficulty of determining the number of Units validly tendered and not withdrawn, the Purchaser may not be able to announce the final results of such proration until at least approximately seven business days after the Expiration Date. Subject to the Purchaser's obligation under Rule 14e-1(c) under the Securities Exchange Act of 1934 (the "EXCHANGE ACT") to pay Unitholders the Purchase Price in respect of Units tendered or return those Units promptly after the termination or withdrawal of the Offer, the Purchaser does not intend to pay for any Units accepted for payment pursuant to the Offer until the final proration results are known. NOTWITHSTANDING ANY SUCH DELAY IN PAYMENT, NO INTEREST WILL BE PAID ON THE PURCHASE PRICE.

     The Offer is Conditioned on Satisfaction of Certain Conditions.  See
     --------------------------------------------------------------
Section 14, which sets forth in full the conditions of the Offer. The Purchaser reserves the right (but in no event shall be obligated), in its sole discretion, to waive any or all of those conditions. If, on or prior to the Expiration Date, any or all of the conditions have not been satisfied or waived, the Purchaser reserves the right to (i) decline to purchase any of the Units tendered and terminate the Offer, (ii) waive all of the unsatisfied conditions and, subject to complying with applicable rules and regulations, purchase all Units validly tendered, (iii) extend the Offer and, subject to the right of Unitholders to withdraw Units until the Expiration Date, retain the Units that have been tendered during the period or periods for which the Offer is extended, and/or
(iv) amend the Offer.

     This Offer to Purchase and the related Letter of Transmittal are first being mailed on December 22, 1997 by the Purchaser to the persons shown by the Partnership's records to have been Unitholders or (in the case of Units owned of record by IRAs and qualified plans) beneficial owners of Units as of December 15, 1997.

     SECTION 2. ACCEPTANCE FOR PAYMENT AND PAYMENT FOR UNITS. Upon the terms and subject to the conditions of the Offer, the Purchaser will accept for payment, purchase and pay for all Units validly tendered and not withdrawn in accordance with the procedures specified in Section 4 as promptly as practicable following the Expiration Date. In all cases, payment for Units purchased pursuant to the Offer will be made only after timely receipt by the Depositary of a properly completed and duly executed Letter of Transmittal and any other documents required by the Letter of Transmittal. See Section 3. UNDER NO CIRCUMSTANCES WILL INTEREST BE PAID ON THE PURCHASE PRICE BY REASON OF ANY DELAY IN MAKING SUCH PAYMENT.

     For purposes of the Offer, the Purchaser will be deemed to have accepted for payment pursuant to the Offer and purchased validly tendered Units if, as and when the Purchaser gives verbal or written notice to the Depositary of the Purchaser's acceptance of those Units for payment pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Units accepted for payment pursuant to the Offer will be made by deposit of the Purchase Price with the Depositary, which will act as agent for tendering Unitholders for the purpose of receiving payments from the Purchaser and transmitting those payments to Unitholders whose Units have been accepted for payment.

     If none of the Units tendered by a Unitholder are purchased for any reason, the Letter of Transmittal with respect to such Units will be destroyed by the Purchaser. If for any reason acceptance for payment of, or payment for, any Units tendered pursuant to the Offer is delayed or the Purchaser is unable to accept for payment, purchase or pay for Units tendered pursuant to the Offer, then, without prejudice to the Purchaser's rights under Section 14, the Depositary may, nevertheless, on behalf of the Purchaser, retain tendered Units and those Units may not be withdrawn except to the extent that the tendering Unitholders are entitled to withdrawal rights as described in Section 4; subject, however, to the Purchaser's obligation under Rule 14e-1(c) under the Exchange Act to pay Unitholders the Purchase Price in respect of Units tendered or return those Units promptly after termination or withdrawal of the Offer.

     The Purchaser reserves the right to transfer or assign, in whole or from time to time in part, to one or more of the Purchaser's affiliates, the right to purchase Units tendered pursuant to the Offer, but any such transfer or assignment will not relieve the Purchaser of its obligations under the Offer or prejudice the rights of tendering Unitholders to receive payment for Units validly tendered and accepted for payment pursuant to the Offer.

     SECTION 3.     PROCEDURE FOR TENDERING UNITS.

     Valid Tender.  In order for a tendering Unitholder to participate in the
     ------------
Offer, such Units must be validly tendered and not withdrawn on or prior to the Expiration Date. To validly tender Units, a properly completed and duly executed Letter of Transmittal and any other documents required by the Letter of Transmittal must be received by the Depositary, at its address set forth in the top of the Letter of Transmittal, on or prior to the Expiration Date; provided, however, that in the event a Unitholder desires to withdraw Units recently tendered one of the Other Bidders, the Letter of Transmittal must be received by the Depositary sufficiently in advance of the Other Bidder's tender offer expiration date to permit the Depositary to forward that Unitholder's withdrawal to the Other Bidder by its expiration date. A Unitholder may tender any or all of the Units owned by that Unitholder; provided, however, that, pursuant to the Agreement of Limited Partnership of the Partnership, a Unitholder may not own less than ten Units (three Units for a trustee of a Keogh Plan trust or other qualified retirement plan trust so long as the beneficiary of such trust holds directly or as beneficiary of such trust at least ten Units). Tenders of fractional Units will not be permitted except by a Unitholder who is tendering all of the Units owned by that Unitholder. No alternative, conditional or contingent tenders will be accepted.

     Delivery of Letter of Transmittal.  THE LETTER OF TRANSMITTAL MAY BE
     ---------------------------------
DELIVERED TO THE DEPOSITARY BY FACSIMILE AT (214) 669-3462 OR BY HAND DELIVERY OR REGULAR MAIL. IT IS IMPORTANT THAT THE LETTER OF TRANSMITTAL IS RECEIVED BY THE DEPOSITARY ON OR BEFORE THE EXPIRATION DATE OF ONE OF THE OTHER BIDDERS IF THE LIMITED PARTNER DESIRES TO WITHDRAW A PRIOR TENDER MADE TO SUCH OTHER BIDDER. THE METHOD OF DELIVERY OF THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS IS AT THE OPTION AND RISK OF THE TENDERING UNITHOLDER, AND DELIVERY WILL BE DEEMED MADE ONLY WHEN ACTUALLY RECEIVED BY THE DEPOSITARY. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ASSURE TIMELY DELIVERY.

     Appointment as Proxy; Power of Attorney.  By executing Letter of
     ---------------------------------------
Transmittal, a tendering Unitholder irrevocably appoints the Purchaser and its General Partner and designees as the Unitholder's proxies, in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of the Unitholder's rights with respect to the Units tendered by the Unitholder and accepted for payment by the Purchaser. Each such proxy shall be considered coupled with an interest in the tendered Units. Such appointment will be effective when, and only to the extent that, the Purchaser accepts the tendered Units for payment. Upon such acceptance for payment, all prior proxies given by the Unitholder with respect to the Units will, without further action, be revoked and no subsequent proxies may be given (and if given will not be effective). The Purchaser and its General Partner and designees will, as to those Units, be empowered to exercise all voting and other rights of the Unitholder as they, in their sole discretion, may deem proper at any meeting of Limited Partners, by written consent or otherwise. The Purchaser reserves the right to require that, in order for Units to be deemed validly tendered, immediately upon the Purchaser's acceptance for payment of the Units, the Purchaser must be able to exercise full voting rights with respect to the Units, including voting at any meeting of Limited Partners then scheduled or acting by written consent without a meeting.

     By executing a Letter of Transmittal, a tendering Unitholder also irrevocably constitutes and appoints the Purchaser and its General Partner and designees as the Unitholder's attorneys-in-fact, each with full power of substitution, to the full extent of the Unitholder's rights with respect to the Units tendered by the Unitholder and accepted for payment by the Purchaser.
Such appointment will be effective when, and only to the extent that, the Purchaser accepts the tendered Units for payment. The tendering Unitholder agrees not to exercise any rights pertaining to the tendered Units without the prior consent of the Purchaser. Upon such acceptance for payment, all prior powers of attorney granted by the Unitholder with respect to such Units will, without further action, be revoked and no subsequent powers of attorney may be granted (and if granted will not be effective). Pursuant to such appointment as attorneys-in-fact, the Purchaser and its General Partner and designees each will have the power, among other things, (i) to transfer ownership of such Units on the Partnership books maintained by the General Partner (and execute and deliver any accompanying evidences of transfer and authenticity any of them may deem necessary or appropriate in connection therewith), (ii) upon receipt by the Depositary (as the tendering Unitholder's agent) of the Purchase Price, to become a substituted Limited Partner, to receive any and all distributions made by the Partnership on or after the date on which the Purchaser purchases such Units and to receive all benefits and otherwise exercise all rights of beneficial ownership of such Units in accordance with the terms of the Offer,
(iii) to execute and deliver to the General Partner a change of address form instructing the General Partner to send any and all future distributions to which the Purchaser is entitled pursuant to the terms of the Offer in respect of tendered Units to the address specified in such form, and (iv) to endorse any check payable to or upon the order of such Unitholder representing a distribution to which the Purchaser is entitled pursuant to the terms of the Offer, in each case in the name and on behalf of the tendering Unitholder.

     Assignment of Interest in Future Distributions.  By executing a Letter of
     ----------------------------------------------
Transmittal, a tendering Unitholder irrevocably assigns to the Purchaser and its assigns all of the right, title and interest of the Unitholder in and to any and all distributions made by the Partnership, on or after the date on which the Purchaser purchases such Units, in respect of the Units tendered by such Unitholder and accepted for payment by the Purchaser, regardless of the fact that the record date for any such distribution may be a date prior to the date of such purchase. The Purchaser will seek to be admitted to the Partnership as a substituted Limited Partner upon consummation of the Offer.

     Determination of Validity; Rejection of Units; Waiver of Defects; No
     --------------------------------------------------------------------
Obligation to Give Notice of Defects.  All questions as to the validity, form,
------------------------------------
eligibility (including time of receipt) and acceptance for payment of any tender of Units pursuant to the Offer will be determined by the Purchaser, in its sole discretion, which determination shall be final and binding. The Purchaser reserves the absolute right to reject any or all tenders of any particular Units determined by it not to be in proper form or if the acceptance of or payment for those Units may, in the opinion of the Purchaser's counsel, be unlawful or violate the Agreement of Limited Partnership of the Partnership. The Purchaser also reserves the absolute right to waive or amend any of the conditions of the Offer that it is legally permitted to waive as to the tender of any particular Units and to waive any defect or irregularity in any tender with respect to any particular Units of any particular Unitholder. The Purchaser's interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the Instructions thereto) will be final and binding. No tender of Units will be deemed to have been validly made until all defects and irregularities have been cured or waived. None of the Purchaser, the Information Agent, the Depositary or any other person will be under any duty to give notification of any defects or irregularities in the tender of any Units or will incur any liability for failure to give any such notification.

     Backup Federal Income Tax Withholding.  To prevent the possible application
     -------------------------------------
of backup federal income tax withholding of 31% with respect to payment of the Purchase Price, each tendering Unitholder must provide the Purchaser with the Unitholder's correct taxpayer identification number by completing the Substitute Form W-9 included in the Letter of Transmittal. See the Instructions to the Letter of Transmittal and
Section 6.

     FIRPTA Withholding.  To prevent the withholding of federal income tax in an
     ------------------
amount equal to 10% of the amount of the Purchase Price plus Partnership liabilities allocable to each Unit purchased, each tendering Unitholder must complete the FIRPTA Affidavit included in the Letter of Transmittal certifying the Unitholder's taxpayer identification number and address and that such Unitholder is not a foreign person. See the Instructions to the Letter of Transmittal and Section 6.

     Binding Obligation. A tender of Units pursuant to and in accordance with
     ------------------
the procedures described in this Section 3 and the acceptance for payment of such Units will constitute a binding agreement between the tendering Unitholder and the Purchaser on the terms set forth in this Offer to Purchase and in the Letter of Transmittal.

     SECTION 4. WITHDRAWAL RIGHTS. Tenders of Units pursuant to the Offer are irrevocable, except that Units tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date and, unless already accepted for payment as provided in this Offer to Purchase, may also be withdrawn at any time after February 22, 1998. For withdrawal to be effective, a written notice of withdrawal must be timely received by the Depositary at its address set forth on the top of the Letter of Transmittal. Any such notice of withdrawal must specify the name of the persons who tendered the Units to be withdrawn and must be signed by the person(s) who signed the Letter of Transmittal in the same manner as the Letter of Transmittal was signed. Units properly withdrawn will be deemed not to be validly tendered for purposes of the Offer. Withdrawn Units may be re-tendered, however, by following the procedures described in Section 3 at any time prior to the Expiration Date.

     If payment for Units is delayed for any reason or if the Purchaser is unable to pay for Units for any reason, then, without prejudice to the Purchaser's rights under the Offer, tendered Units may be retained by the Depositary and may not be withdrawn except to the extent that tendering Unitholders are entitled to withdrawal rights as set forth in this Section 4; subject, however, to the Purchaser's obligation, pursuant to Rule 14e-1(c) under the Exchange Act, to pay Unitholders the Purchase Price in respect of Units tendered or return those Units promptly after termination or withdrawal of the Offer.

     All questions as to the validity and form (including time of receipt) of notices of withdrawal will be determined by the Purchaser, in its sole discretion, which determination shall be final and binding. None of the Purchaser, the Information Agent, the Depositary or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

     SECTION 5. EXTENSION OF TENDER PERIOD; TERMINATION; AMENDMENT. The Purchaser expressly reserves the right, in its sole discretion, at any time and from time to time, (i) to extend the period of time during which the Offer is open and thereby delay acceptance for payment of, and the payment for, validly tendered Units, (ii) to terminate the Offer and not accept for payment any Units not already accepted for payment or paid for, (iii) upon the occurrence of any of the conditions specified in Section 14, to delay the acceptance for payment of, or payment for, any Units not already accepted for payment or paid for, and
(iv) to amend the Offer in any respect

                                      -10

(including, without limitation, by increasing the consideration offered, increasing or decreasing the number of Units being sought, or both). Notice of any such extension, termination or amendment will be disseminated promptly to Unitholders in a manner reasonably designed to inform Unitholders of such change in compliance with Rule 14d-4(c) under the Exchange Act. In the case of an extension of the Offer, the extension will be followed by a press release or public announcement that will be issued no later than 9:00 a.m., Central Standard time, on the next business day after the then scheduled Expiration Date, in accordance with Rule 14e-1(d) under the Exchange Act.

     If the Purchaser extends the Offer or if the Purchaser (whether before or after its acceptance for payment of Units) is delayed in its payment for Units or is unable to pay for Units pursuant to the Offer for any reason, then, without prejudice to the Purchaser's rights under the Offer, the Depositary may retain tendered Units and those Units may not be withdrawn except to the extent tendering Unitholders are entitled to withdrawal rights as described in Section 4; subject, however, to the Purchaser's obligation, pursuant to Rule 14e-1(c) under the Exchange Act, to pay Unitholders the Purchase Price in respect of Units tendered or return those Units promptly after termination or withdrawal of the Offer.

     If the Purchaser makes a material change in the terms of the Offer or the information concerning the Offer or waives a material condition of the Offer, the Purchaser will extend the Offer and disseminate additional tender offer materials to the extent required by Rules 14d-4(c) and 14d-6(d) under the Exchange Act. The minimum period during which an offer must remain open following a material change in the terms of the offer or information concerning the offer will depend upon the facts and circumstances, including the relative materiality of the change in the terms or information. In the view of the Securities and Exchange Commission (the "COMMISSION"), an offer should remain open for a minimum of five business days from the date the material change is first published, sent or given to security holders, and if material changes are made with respect to information that approaches the significance of price or the percentage of securities sought, a minimum of ten business days may be required to allow for adequate dissemination to security holders and investor response. As used in this Offer to Purchase, "BUSINESS DAY" means any day other than a Saturday, Sunday or a federal holiday, and consists of the time period from 12:01 a.m. through 12:00 midnight, Central Standard time.

     SECTION 6.  CERTAIN FEDERAL INCOME TAX MATTERS.

     General.  The following summary is a general discussion of certain of the
     -------
federal income tax consequences of a sale of Units pursuant to the Offer. This summary is based on the Internal Revenue Code of 1986, as amended (the "CODE"), applicable Treasury regulations thereunder, administrative rulings, practice and procedures and judicial authority, all as of the date of the Offer. All of the foregoing are subject to change, and any such change could affect the continuing accuracy of this summary. This summary does not discuss all aspects of federal income taxation that may be relevant to a particular Unitholder in light of such Unitholder's specific circumstances or to certain types of Unitholders subject to special treatment under the federal income tax laws (for example, foreign persons, dealers in securities, banks, insurance companies and tax-exempt organizations), nor (except as otherwise expressly indicated) does it describe any aspect of state, local, foreign or other tax laws. Sales of Units pursuant to the Offer will be taxable transactions for federal income tax purposes and also may be taxable transactions under applicable state, local, foreign and other tax laws. EACH UNITHOLDER SHOULD CONSULT ITS OWN TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES TO SUCH UNITHOLDER OF SELLING UNITS PURSUANT TO THE OFFER.

     Gain or Loss Generally.  In general, a Unitholder will recognize gain or
     ----------------------
loss on a sale of Units pursuant to the Offer equal to the difference between
(i) the Unitholder's "amount realized" on the sale and (ii) the Unitholder's adjusted tax basis in the Units sold. Generally, a Unitholder's adjusted tax basis with respect to a Unit equals its cost, increased by the amount of income and the amount of Partnership liabilities (as determined under Code Section 752) allocated to the Unit, and decreased by (i) any distributions made with respect to such Unit, (ii) the amount of deductions or losses allocated to the Unit and
(iii) any decrease in the amount of Partnership liabilities (as determined under Code Section 752) allocated to the Unit. Thus, the amount of a Unitholder's adjusted tax basis in tendered Units will vary depending upon the Unitholder's particular circumstances. The "amount realized" with respect to a Unit will be a sum equal to the amount of cash received by the Unitholder for the Unit pursuant to the Offer plus the amount of the Partnership's liabilities allocable to the Unit (as determined under Code Section 752). Unitholders who purchased their interests from the Partnership in the original issue of the Units are expected to recognize taxable gain on the sale in an amount in excess of the Cash Purchase Price.

     A portion of the gain or loss recognized by a Unitholder on a sale of a Unit pursuant to the Offer will be treated as a capital gain or loss, if (as is generally expected to be the case) the Unit was held by the Unitholder as a capital asset. Under the Taxpayer Relief Act of 1997, the capital gains rate for individuals and other non-corporate taxpayers is reduced to 20% for sales of capital assets after July 28, 1997, if such assets were held for more than 18 months. However, any gain from the sale of such assets attributable to the recapture of depreciation with respect to real property (as defined in Code
Section 1250) is taxed at a maximum rate of 25%. The 28% rate continues to apply to individual and noncorporate taxpayers who sell a capital asset held for more than one year but not more than 18 months. Corporate taxpayers are taxed at a maximum marginal rate of 35% for both capital gains and ordinary income. The maximum marginal federal income tax rate for ordinary income of individuals and other noncorporate taxpayers is 39.6%. Capital losses are deductible only to the extent of capital gains, except that, subject to the passive activity loss limitations discussed below, non-corporate taxpayers may deduct up to $3,000 of capital losses in excess of the amount of their capital gains against ordinary income. Excess capital losses generally can be carried forward to succeeding years (a corporation's carry forward period is five years and a non-corporate taxpayer can carry forward such losses indefinitely); and a corporation is permitted to carry back excess capital losses to the three preceding taxable years, provided the carryback does not increase or produce a net operating loss for any of those years.

     A tendering Unitholder will be allocated a pro rata share of the Partnership's taxable income or loss for the year of sale with respect to the Units sold in accordance with the provisions of the Agreement of Limited Partnership of the Partnership concerning transfers of Units. Such allocation and any cash distributed by the Partnership to the Unitholder for that year will affect the Unitholder's adjusted tax basis in Units and, therefore, the amount of such Unitholder's taxable gain or loss upon a sale of Units pursuant to the Offer.

     Unrealized Receivables and Certain Inventory.  If any portion of the amount
     --------------------------------------------
of gain realized by a Unitholder is attributable to "unrealized receivables" (which includes depreciation recapture) or "substantially appreciated inventory" as defined in Code Section 751, then a portion of the Unitholder's gain or loss may be ordinary rather than capital and, in addition, a portion of such gain may be taxed at the 25% rate discussed above. A portion, if not all, of the gain upon the sale of Units is expected to be attributable to unrealized receivables. A Unitholder who tenders Units that are purchased pursuant to the Offer must file an information statement with such Unitholder's federal income tax return for the year of the sale that provides the information specified in Treasury Regulation (S) 1.751-1(a)(3). A selling Unitholder also must notify the Partnership of the date of the transfer and the names, addresses and tax identification numbers of the transferor(s) and transferee within 30 days of the date of the transfer (or, if earlier, by January 15 of the following calendar year).

     Passive Activity Loss Limitation.  Under Code Section 469, a non-corporate
     --------------------------------
taxpayer or personal service corporation generally can deduct "passive losses" in any year only to the extent of the person's passive income for that year. Closely held corporations (other than personal service corporations) may offset such losses against active income as well as passive activity income for that year. Substantially all post-1986 losses of Unitholders from the Partnership are believed to be passive losses. Thus, Unitholders may have "suspended" passive losses from the Partnership (i.e., post-1986 net taxable losses in excess of statutorily permitted "phase-in" amounts that have not been used to offset income from other passive activities). Substantially all gain from a sale of Units pursuant to the Offer will be passive income.

     If a Unitholder sells less than all of its Units pursuant to the Offer, suspended passive losses can be currently deducted (subject to other applicable limitations) to the extent of the Unitholder's passive income from the Partnership for that year (including any gain recognized on the sale of Units) plus any other passive income for that year. If, on the other hand, a Unitholder sells 100% of its Units pursuant to the Offer, any "suspended" losses and any losses recognized upon the sale of the Units will be offset first against any other net passive gain to the Unitholder from the sale of the Units and any other net passive activity income from other passive activity investments, and the balance of any "suspended" net losses from the Units will no longer be subject to the passive activity loss limitation and, therefore, will be deductible by such Unitholder from its other income (subject to any other applicable limitations), including ordinary income. A tendering Unitholder must sell all of its Units to receive these tax benefits. If more than 12,000 of the outstanding Income Units or 12,000 of the outstanding G/S Units are tendered, some tendering Unitholders may not be able to sell 100% of their Units pursuant to the Offer because of proration of the number of Units to be purchased by the Purchaser. See Section 1.

     Partnership Termination.   Section 708(b) of the Code provides that a
     -----------------------
partnership terminates for income tax purposes if there is a sale or exchange of 50% or more of the total interest in partnership capital and profits within a twelve-month period (although successive transfers of the same interest within a twelve-month period will be treated as a single transfer for this purpose). Accordingly, it is possible that transfers of Units made pursuant to the Offer, in combination with other transfers made within twelve months of the Offer, will result in a termination of the Partnership. In the event of a termination, the Partnership's tax year would close and the Partnership would be treated for income tax purposes as if it had contributed all of its assets and liabilities to a "new" partnership in exchange for an interest in the "new" partnership. The Partnership would then be treated as making a distribution of the interests in the "new" partnership to the new partners and the remaining partners, followed by the liquidation of the Partnership.

Because the "new" partnership would be treated as having acquired its assets on the date of the deemed contribution, a new depreciation recovery period would begin on such date, and the Partnership's annual depreciation deductions over the next few years would be substantially reduced, and the Partnership would have greater taxable income (or less tax loss) than if no tax termination occurred. In addition, depreciation may be required to be allocated to those Limited Partners that have a higher tax basis, such as the Purchaser. A tax termination will not affect a Limited Partner who sells all of his Units but will affect the taxation of a Limited Partner in respect of any Units retained after the date of the tax termination. A tax termination of the Partnership will also terminate any partnership in which the Partnership holds a majority interest (50% or more).

     Backup Withholding and FIRPTA Withholding.  Unitholders (other than tax-
     -----------------------------------------
exempt persons, corporations and certain foreign individuals) who tender Units may be subject to 31% backup withholding unless those Unitholders provide a taxpayer identification number ("TIN") and certify that the TIN is correct or properly certify that they are awaiting a TIN. A Unitholder may avoid backup withholding by properly completing and signing the Substitute Form W-9 included as part of the Assignment of Partnership Interest. If a Unitholder who is subject to backup withholding does not properly complete and sign the Substitute Form W-9, the Purchaser will withhold 31% from payments to such Unitholder.

     Gain recognized by a foreign Unitholder on the sale of a Unit pursuant to the Offer will be subject to federal income tax. Under Code Section 1445, the transferee of an interest held by a foreign person in a partnership that owns United States real property generally is required to deduct and withhold a tax equal to 10% of the amount realized on the disposition. In order to comply with this requirement, the Purchaser will withhold 10% of the amount realized by a tendering Unitholder unless the Unitholder properly completes and signs the FIRPTA Affidavit included as part of the Letter of Transmittal, certifying the Unitholder's TIN and address and that such Unitholder is not a foreign person. Amounts withheld would be creditable against a foreign Unitholder's federal income tax liability and, if in excess thereof, a refund could be obtained from the Internal Revenue Service by filing a U.S. income tax return.

     SECTION 7.  EFFECTS OF THE OFFER.

     Tax Termination.  In the event more than 50% of the outstanding Units are
     ---------------
collectively tendered to the Purchaser and any other competing bidder pursuant to any current tender offer outstanding, the Partnership will be considered as terminated under Code (S) 708(b)(1)(B). Such technical termination will have the effects as described in Section 6 under the heading "Partnership Termination."

     Effect on Trading Market; Registration Under Section 12(g) of the Exchange
     --------------------------------------------------------------------------
Act.  If a substantial number of Units are purchased pursuant to the Offer, the
---
result will be a reduction in the number of Unitholders. In the case of certain kinds of equity securities, a reduction in the number of security holders might be expected to result in a reduction in the liquidity and volume of activity in the trading market for the security. In this case, however, there is no established public trading market for the Units and, therefore, the Purchaser does not believe a reduction in the number of Unitholders will materially further restrict the Unitholders' ability to find purchasers for their Units through secondary market transactions.

     The Units are registered under Section 12(g) of the Exchange Act, which means, among other things, that the Partnership is required to file periodic reports with the Commission and to comply with the Commission's proxy rules. The Purchaser does not expect or intend that consummation of the Offer will cause the Units to cease to be registered under Section 12(g) of the Exchange Act. If the Units were to be held by fewer than 300 investors, the Partnership could apply to de-register the Units under the Exchange Act. Because the Units are widely held, however, the Purchaser believes that, even if it purchases the maximum number of Units in the Offer, after that purchase the Units will continue to be held of record by more than 300 investors.

     Control of Unitholder Voting Decisions by Purchaser; Effect of Relationship
     ---------------------------------------------------------------------------
with General Partner.  The Agreement of Limited Partnership of the Partnership
--------------------
provides that the General Partner has absolute discretion as to whether to admit an assignee of Units to the Partnership as a substituted Limited Partner and such substitution will be denied if the General Partner determines that the federal income tax status of the Partnership will be jeopardized by the substitution. The Purchaser will seek to be admitted to the Partnership as a substituted Limited Partner upon consummation of the Offer and, if admitted, will have the right to vote each Unit purchased pursuant to the Offer. The General Partner, which is an affiliate of the Purchaser, has indicated its intent to permit such substitution. Even if the Purchaser is not admitted to the Partnership as a substituted Limited Partner, the Purchaser is granted the right to vote each Unit purchased in the Offer pursuant to the tendering Unitholder's irrevocable appointment of the Purchaser and its General Partner and designees as proxies with respect to the Units tendered by such Unitholders and accepted for payment by the Purchaser. See Section 3. As a result, and depending upon the number of Units acquired by Purchaser pursuant to the Offer, the Purchaser could be in a position to significantly influence all voting decisions with respect to the Partnership. This could (i) prevent non-tendering Unitholders from taking action they desire but that the Purchaser opposes and (ii) enable the Purchaser to take action desired by the Purchaser but opposed by non-tendering Unitholders. Under the Agreement of Limited Partnership, Limited Partners holding a majority of the Units are entitled to take action with respect to a variety of matters, including: removal of a general partner and, in certain circumstances, election of new or successor general partners; dissolution of the Partnership; the sale of all or substantially all of the assets of the Partnership; and most types of amendments to the Agreement of Limited Partnership of the Partnership. When voting on those and other matters, the Purchaser (which is affiliated with the General Partner) will vote the Units owned by it in whatever manner it deems to be in the best interests of the Purchaser, which, because of its relationship with the General Partner, also may be in the interest of the General Partner but may not be in the interest of other Unitholders.

     The Offer will not result in any change in the compensation payable to the General Partner or its affiliates. However, as a result of the Offer, the Purchaser will participate, in its capacity as a Unitholder, in any subsequent distributions to Unitholders to the extent of the Units purchased pursuant to the Offer.

     SECTION 8.  FUTURE PLANS.   The Purchaser plans to hold the Units it
acquires primarily for investment purposes and with a view to making a profit. Following the completion of the Offer, the Purchaser or persons related to or affiliated with it, or both, may acquire additional Units. Any such acquisition may be made through private purchases, through one or more future tender or exchange offers or by any other means deemed advisable. Any such acquisition may be at a price higher or lower than the price to be paid for the Units purchased pursuant to the Offer.

     The General Partner has indicated that there are no current plans to liquidate the Partnership's assets other than the possible sale or refinancing of the Glasshouse Square Shopping Center located in San Diego, California, as discussed in the Introduction. However, consistent with its fiduciary obligations, the General Partner has indicated that it will seek and review opportunities (including opportunities identified by the Purchaser) to engage in transactions that could benefit the Partnership, such as sales or refinancings of assets or a combination of the Partnership with one or more other entities, with the objective of seeking to maximize returns to Unitholders.

     The Purchaser has been advised that the possible future transactions the General Partner expects to consider on behalf of the Partnership include (i) payment of extraordinary distributions; (ii) refinancing, reducing or increasing existing indebtedness of the Partnership; (iii) sales of assets, individually or as part of a complete liquidation; and (iv) mergers or other consolidation transactions involving the Partnership. Given the affiliation of the Purchaser and the General Partner, it is likely that the Purchaser will vote its Units in favor of any such action (or any other action) proposed and submitted to a vote of the Limited Partners by the General Partner.

     SECTION 9. CERTAIN INFORMATION CONCERNING THE PARTNERSHIP. Except as otherwise indicated, information contained in this Section 9 is based upon documents and reports publicly filed by the Partnership with the Commission. Although the Purchaser has no information that any statements contained in this
Section 9 are untrue, the Purchaser cannot take responsibility for the accuracy or completeness of any information contained in this Section 9 that is derived from such public documents or for any failure by the Partnership to disclose events that may have occurred and may affect the significance or accuracy of any such information but that are unknown to the Purchaser.

     General.  The Partnership was organized under the laws of the State of
     -------
California. Its principal executive offices are located at 2001 Ross Avenue, Suite 4600, Dallas, Texas 75201 and its telephone number at that address is
(214) 740-2200.

     The Partnership's primary business is real estate ownership and related operations. The Partnership was formed to acquire, own, operate, improve, lease and otherwise manage for investment purposes, existing income-producing real properties, including apartment buildings, shopping centers, industrial projects, office buildings and other commercial properties purchased from non-affiliated sellers.

     The Partnership's investment portfolio currently consists of The Washington Town Apartments, a 148-unit apartment complex located in Atlanta, Georgia, the Glasshouse Square Shopping Center, an approximately 92,839 square foot shopping center located in San Diego, California, and a $250,000 promissory note secured by a second lien on the Bank of San Pedro Building in Long Beach, California.

     Originally Anticipated Term of Partnership; Alternatives.  According to the
     --------------------------------------------------------
Partnership's Prospectus dated January 6, 1978, the then general partners (predecessors to the current General Partner) anticipated that the Partnership would sell and/or refinance its properties three to seven years after their acquisition, depending upon the then current real estate and money markets, economic climate and income tax consequences to the Unitholders. For a variety of reasons, this was not done. Under the Agreement of Limited Partnership of the Partnership, the term of the Partnership will continue until December 31, 2027, unless sooner terminated as provided in the Agreement of Limited Partnership or by law. Unitholders could, as an alternative to tendering their Units, take a variety of possible actions, including voting to liquidate the Partnership or causing the Partnership to merge with another entity or engage in a "roll-up" or similar transaction.

     General Policy Regarding Sales and Refinancings of Partnership Properties.
     -------------------------------------------------------------------------
In general, the General Partner regularly evaluates the Partnership's properties by considering various factors, such as the Partnership's financial position and real estate and capital market conditions. The General Partner monitors each property's specific locale and sub-market conditions, evaluating current trends, competition, new construction and economic changes. The General Partner oversees each asset's operating performance and continuously evaluates the physical improvement requirements. In addition, the financing structure for each property, tax implications and the investment climate are all evaluated by the General Partner. Any of these factors, and possibly others, could potentially contribute to any decision of the General Partner to sell, refinance, upgrade with capital improvements or hold a particular Partnership property. The General Partner has advised the Purchaser that it is in the process of preliminarily evaluating a sale or refinancing of the Glasshouse Square Shopping Center in San Diego, California, that may generate net cash proceeds to the Partnership; however, there can be no assurance as to whether this sale or refinancing will occur as expected or whether it will in fact generate net cash proceeds to the Partnership. Moreover, no determination has been made as to whether any net cash proceeds generated by such sale or refinancing will be distributed to Unitholders, which determination will be made at the time of the refinancing and will be based on, among other things, the Partnership's working capital requirements at the time. There are no other plans to sell or refinance any other property or asset at the present time.

     Selected Financial and Property-Related Data.  Set forth below is a summary
     --------------------------------------------
of certain financial and statistical information with respect to the Partnership and its properties, all of which has been excerpted or derived from the Partnership's Annual Report on Form 10-K for the year ended December 31, 1996, and the Partnership's Quarterly Report on Form 10-Q for the quarter ended September 30, 1997. More comprehensive financial and other information is included in such reports and other documents filed by the Partnership with the Commission, and the following summary is qualified in its entirety by reference to such reports and other documents and all the financial information and related notes contained therein.

                            SELECTED FINANCIAL DATA
                     (in thousands, except per Unit data)

    Consolidated Statement         Nine Months Ended
        Of Operations                September 30,                           Fiscal Year ended December 31,
                                      (unaudited)
                                ------------------------  --------------------------------------------------------------------
                                   1997         1996          1996          1995          1994          1993          1992
                                -----------  -----------  ------------  ------------  ------------  ------------  ------------
Rental Income                    1,761,944    1,604,130   $ 2,087,301   $ 2,329,859   $ 2,484,310   $ 1,946,723   $ 1,911,199
Interest Income                     24,264       24,569        32,797       150,809       212,896       876,840       915,414
Other income                        85.147            -        28,057        44,345             -             -             -
Expenses (before provision)     (2,147,367)  (2,427,657)
                                                           (3,063,489)   (3,477,628)   (3,792,909)   (3,232,592)   (3,442,298)
Loss on sale of note
receivable                                                          -             -      (350,000)            -             -

Loss on modification of note                                                             (530,695)
receivable                                                          -             -                           -             -

Provision for loss on note
receivable                                                          -      (100,000)            -             -             -

Loss on sale of repossessed
real estate                                                         -      (121,518)            -             -             -

Loss before extraordinary
items                                                        (915,334)   (1,174,133)   (1,976,398)     (409,029)     (884,885)

Extraordinary item                                                  -        75,000             -             -             -
                                                          ------------  ------------  ------------  ------------  ------------
Net loss*                         (276,012)    (798,958)  $  (915,334)  $(1,099,133)  $(1,976,398)  $  (409,029)  $  (884,885)
                                                          ============  ============  ============  ============  ============
Net loss* per Unit: Loss
before extraordinary items

                                                          $    (26.42)  $    (33.84)  $    (55.79)  $    (11.75)  $    (25.43)
Extraordinary item                                                  -          2.16             -             -             -
                                                          ------------  ------------  ------------  ------------  ------------
Net loss                             (7.97)      (23.02)  $    (26.42)  $    (31.68)  $    (56.79)  $    (11.75)  $    (25.43)
                                                          ============  ============  ============  ============  ============

Consolidated Balance Sheet    September  30 (unaudited)                           December 31,
                              -------------------------  ---------------------------------------------------------------
                                   1997          1996       1996         1995         1994         1993         1992
                              ---------------  --------  -----------  -----------  -----------  -----------  -----------
Real estate, net                   11,077,063            $11,398,265  $11,673,695  $11,799,899  $12,144,308  $10,646,914
Notes receivable, net                 257,556                250,000      250,000      750,000    4,319,022    4,319.022
Total assets                       12,377,838             12,670,367   13,416,272   14,666,336   17,469,314   17,172,610
Mortgage notes payable             10,708,949             10,789,414   10,674,931    9,453,587   11,778,476   11,052,490
Partners' equity                      609,949                885,961    1,801,295    2,900,428    4,876,826    5,285,855

     ____________

     *Net loss per Unit is computed by dividing net loss allocated to the Unitholders by the weighted average number of Units outstanding during the year. Per Unit information has been computed based on 34,281, 34,301 and 34,353 Units outstanding for September 30, 1997 and for December 31, 1996 and 1995, respectively, and 34,453 Units outstanding in 1994, 1993 and 1992, respectively.

          Description of Real Properties.  Set forth below is a table showing
          ------------------------------
     the location, the date of purchase, the nature of the Partnership's ownership interest in and the use of each of the Partnership's real properties.

                                           DATE OF         TYPE OF
          REAL PROPERTY                    PURCHASE       OWNERSHIP          USE
          -------------                    --------       ---------          ---
          The Washington Town                7/91         Fee ownership      Residential (148 Units)
          Apartments, Atlanta, GA

          Glasshouse Square Shopping         12/78        Fee ownership      Commercial
          Center, San Diego, CA

          Accumulated Depreciation Schedule.  Set forth on Schedule II attached
          ---------------------------------
     hereto is a table showing the gross carrying value, accumulated depreciation and federal tax basis of each of the Partnership's properties as of December 31, 1996.

          Schedule of Mortgages.  Set forth below is a table showing certain
          ---------------------
     information regarding the outstanding mortgages encumbering each of the Partnership's properties as of December 31, 1996.

                                                                                 FACE        CARRYING
                                                                  FINAL         AMOUNT        AMOUNT
                                                 INTEREST        MATURITY         OF            OF
     DESCRIPTION                                   RATE            DATE        MORTGAGE      MORTGAGE
     -----------                                   ----            ----        --------      --------
     Mortgage payable                            8.625%           October     $1,750,000    $1,723,790
     Washington Towne Apartments,                                  2005
     secured by a first lien deed of trust

     Mortgage payable on                           9.5%          December     $7,314,713    $7,573,193
     Glasshouse Square Shopping                                    2000
     Center, secured by a first lien
     deed of trust with an additional
     advance note of $400,000

     Mortgage payable on                          11.0%         September     $1,492,431    $1,492,431
     Glasshouse Square Shopping                                    2000
     Center, secured by a second
     lien deed of trust

     Other Information.  The Partnership is subject to the information reporting
     -----------------
requirements of the Exchange Act and, accordingly, is required to file reports and other information with the Commission relating to its business, financial results and other matters. Such reports and other documents may be inspected at the Commission's Public Reference Section, Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, where copies may be obtained at prescribed rates, and at the regional offices of the Commission located in the Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and 7 World Trade Center, New York, New York 10048. Copies should be available by mail upon payment of the Commission's customary charges by writing to the Commission's principal offices at 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission also maintains a web site that contains reports, proxy and other information filed electronically with the Commission, the address of which is http://www.sec.gov.

     Cash Distributions History.  The Partnership suspended cash distributions
     --------------------------
in 1991 in order to make capital investments to the Partnership's properties, to remediate very serious environmental issues with respect to the Glasshouse Square Shopping Center and to resolve other Partnership matters. The General Partner has advised the Purchaser that the Partnership may be in a financial position to resume cash distributions in late 1998 or in 1999. However, tendering Unitholders will not be entitled to receive any distributions in respect of tendered Units that are made on or after the date on which the Purchaser pays for such Units pursuant to the Offer, regardless of the fact that the record date for any such distribution may be a date prior to the date of purchase. See Section 3.

     SECTION 10. CONFLICTS OF INTEREST AND TRANSACTIONS WITH AFFILIATES. The General Partner and its affiliates have conflicts of interest with respect to the Offer, as described below.

     Conflicts of Interest with Respect to the Offer.  The General Partner has
     -----------------------------------------------
conflicts of interest with respect to the Offer, including conflicts resulting from its affiliation with the Purchaser. The General Partner also would have a conflict of interest (i) as a result of the fact that a sale or liquidation of the Partnership's assets would result in a decrease or elimination of the fees paid to the General Partner and/or its affiliates and (ii) as a consequence of the Purchaser's ownership of Units, because the Purchaser may have incentives to seek to maximize the value of its ownership of Units, which in turn may result in a conflict for the General Partner in attempting to reconcile the interests of the Purchaser with the interests of the other Unitholders. In addition, the Purchaser is making the Offer with a view to making a profit. Accordingly, there is a conflict between the desire of the Purchaser to purchase Units at a low price and the desire of the Unitholders to sell their Units at a high price. UNITHOLDERS ARE URGED TO READ THIS OFFER TO PURCHASE AND THE SCHEDULE 14D-1 AND THE RELATED MATERIALS CAREFULLY AND IN THEIR ENTIRETY BEFORE DECIDING WHETHER TO TENDER THEIR UNITS.

     Voting by the Purchaser.  The Agreement of Limited Partnership of the
     -----------------------
Partnership provides that the General Partner has discretion as to whether to admit an assignee of Units to the Partnership as a substituted Limited Partner and will deny the substitution of a Limited Partner if the General Partner determines that the tax status of the Partnership will be jeopardized by its consent. The Purchaser will seek to be admitted to the Partnership as a substituted Limited Partner upon consummation of the Offer and, if admitted, will have the right to vote each Unit purchased pursuant to the Offer. The General Partner, which is an affiliate of the Purchaser, has indicated its intent to permit such substitution. Even if the Purchaser is not admitted to the Partnership as a substituted Limited Partner, the Purchaser is granted the right to vote each Unit purchased in the Offer pursuant to the tendering Unitholder's irrevocable appointment of the Purchaser and its general partner and designees as proxies with respect to the Units tendered by such Unitholders and accepted for payment by the Purchaser. See Section 3. As a result, if the Purchaser is successful in acquiring a significant number of Units pursuant to the Offer, the Purchaser will have the right to vote those Units and thereby significantly influence all voting decisions with respect to the Partnership. This could (i) prevent non-tendering Unitholders from taking action they desire but that the General Partner opposes and (ii) enable the General Partnership to take action desired by the General Partner but opposed by non-tendering Unitholders. Under the Agreement of Limited Partnership of the Partnership, Limited Partners holding a majority of the Units are entitled to take action with respect to a variety of matters, including: removal of a general partner and, in certain circumstances, election of new or successor general partners; dissolution of the Partnership; the sale of all or substantially all of the assets of the Partnership; and most types of amendments to the Agreement of Limited Partnership of the Partnership. When voting on these matters, the Purchaser will vote its Units in whatever manner it deems to be in its best interests, which, because of the Purchaser's relationship with the General Partner, also may be in the interest of the General Partner but may not be in the interest of other Unitholders. See Section 7.

     Financing Arrangements.  The Purchaser expects to pay for the Units it
     ----------------------
purchases pursuant to the Offer with funds loaned to it a lender, as described in Section 12. In addition, it is possible that in connection with its future financing activities, the Purchaser may pledge the Units as collateral for other loans, or otherwise agree to terms that provide the Purchaser with incentives to generate substantial near-term cash flow from the Purchaser's investment in the Units. This could be the case, for example, if a loan has a "bullet" maturity after a relatively short time or bears a high or increasing interest rate. In such a situation, the General Partner may experience a conflict of interest in seeking to reconcile the best interests of the Partnership with the need of its affiliates for cash flow from the Partnership's activities.

     Transactions with Affiliates.  Under the Agreement of Limited Partnership,
     ----------------------------
the General Partner holds an interest in the Partnership and is entitled to participate in certain cash distributions made by the Partnership to its partners. Cash distributions from the Partnership have been suspended since 1991 and, as such, the General Partner has not received any cash distributions with respect to its interests. The Partnership reimbursed the General Partner and its affiliates for expenses incurred in connection with asset management and partnership administration services performed by them for the Partnership during 1996 and 1995 in the amounts of $236,246 and $243,219, respectively, and has reimbursed them in the amount of $168,000 through September 30, 1997.

     The Agreement of Limited Partnership also provides, at Section 6 thereof,
the terms of   compensation payable to University Advisory Company, a California general partnership ("UAC") for various functions including (i) a property management fee of up to 5% of the gross rents from tenants at and from other income from the Partnership's real properties, (ii) a general partner's interest fee, including a fee of 8% of distributions from Operational Cash Flow, a fee of 1% of distributions by the Partnership from certain other sources, and up to an additional 11% of certain distributions from other sources made after payments made to the Limited Partners of the Partnership, (iii) an investment advisory fee of 9% of the gross proceeds on the sale of limited partnership units, (iv) an acquisition fee of 9% of the proceeds of certain Units of the Partnership sold in connection with the acquisition by the Partnership of real property, and (v) a subordinated real estate commission of up to 9% of the gross proceeds from the sale of Units allocated to certain real properties sold by the Partnership.

     The Agreement of Limited Partnership further provides that UAC, as General Partner of the Partnership may employ persons in the operation and management of the Partnership business or assets, including but not limited to supervisory managing agents, contractors, engineers, appraisers, brokers and suppliers on such terms and for such compensation as the General Partner shall determine.

     SECTION 11. CERTAIN INFORMATION CONCERNING THE PURCHASER AND THE GENERAL PARTNER.

     The Purchaser and General Partner. The Purchaser is a newly-formed Texas
     ---------------------------------
limited partnership organized for the sole purpose of acquiring the Units. The Purchaser has not engaged in any business activity other than in connection with the Offer and has no significant assets or liabilities at the present time.
Upon consummation of the Offer, the Purchaser's only significant assets will be the Units it acquires pursuant to the Offer.

     UAC is the General Partner of the Partnership and a limited partner of the Purchaser. The principal business of UAC is to act as general or limited partner of limited partnerships formed to acquire and manage real property. UAC currently owes 569 Income Units (approximately 1.8% of the outstanding Income Units) and 126 G/S Units (approximately .76% of the outstanding G/S Units).

     The general partner of  UAC and the general partner of the Purchaser is OS
General Partner Company, a Texas corporation ("OSGP").   A 99% general partner
controlling interest in UAC was purchased by OSGP under an option and assignment agreement in 1995 from

Southmark Corporation, which was liquidating all of its assets. The principal business of OSGP is to act as general partner of limited partnerships formed to acquire an manage real property. Curtis Boisfontaine, Jr. ("BOISFONTAINE") is the sole shareholder, sole director and an officer of OSGP. David K. Ronck is also an officer of OSGP. Boisfontaine's and Ronck's principal business is the investment in and management of real estate.

     The principal executive offices of the Purchaser, UAC, OSGP, Boisfontaine and Ronck are located at 2001 Ross Avenue, Suite 4600, Dallas, Texas 75201, and their telephone number is (214) 740-2200. For certain additional information concerning the officers of the Purchaser, see Schedule I to this Offer to Purchase.

     SECTION 12. SOURCE OF FUNDS. The Purchaser expects to pay for the Units it purchases pursuant to the Offer with funds loaned to it a lender (the "LOAN"). The Loan will be collateralized by the Units purchased and will be repaid with interest at 10% per annum. Interest payments will be made quarterly and the principal sum will be payable within 5 years. Repayment of the loan will be made with proceeds from distributions to Units held by the Purchaser or other funds which are or become available to the Purchaser. As a result, the General Partner may experience a conflict of interest in seeking to reconcile the best interests of the Partnership with the need of its affiliates for cash flow from the Partnership's activities to service the Loan.

     SECTION 13. BACKGROUND OF THE OFFER.

     Affiliation with the General Partner. Upon the Partnership's formation in
     ------------------------------------
1977, UAC, a California partnership, was the corporate general partner. In 1988, through a series of transactions, Southmark Corporation acquired control of UAC. In 1989, Southmark Corporation sought protection under Chapter 11 of the U.S. Bankruptcy Code and upon emerging from bankruptcy, liquidated most or its assets. In 1996, by a series of transactions through several intermediary entities, OSGP acquired the general partnership interests in UAC.

     Determination of the Purchase Price.  The Purchaser has set the Purchase
     -----------------------------------
Price at $60.00 per Income Unit and $2.00 per G/S Unit. In determining the Purchase Price, the Purchaser analyzed a number of quantitative and qualitative factors, including: (i) the lack of liquidity of an investment in the Partnership; (ii) the Purchaser's estimate of the potential liquidation value of the Partnership's assets; and (iii) the costs to the Purchaser associated with acquiring the Units.

     The Purchase Price represents the price at which the Purchaser is willing to purchase Units. No independent person has been retained to evaluate or render any opinion with respect to the fairness of the Purchase Price and no representation is made by the Purchaser or any affiliate of the Unitholders as to such fairness. Other measures of the value of the Units may be relevant to Unitholders. Unitholders are urged to consider carefully all of the information contained herein and consult with their own advisors, tax, financial or otherwise, in evaluating the terms of the Offer before deciding whether to tender Units.

     The Purchaser is not aware of any secondary market activity in the Units and therefore has no prevailing market prices to compare to the Purchase Price.

     The Purchaser is offering to purchase Units, which are a relatively illiquid investment, and is not offering to purchase the Partnership's underlying assets. Consequently, the Purchaser does not believe that the underlying asset value of the Partnership is determinative in arriving at the Purchase Price. Nevertheless, using publicly available information concerning the Partnership contained in the Partnership's Form 10-K for the fiscal year ended December 31, 1996, and in its Form 10-Q for the quarter ended September 30, 1997, the Purchaser used an estimated asset value to derive an estimated market value for the Units solely for purposes of formulating its offer.

     In determining their estimated value of the Income Units, the Purchaser first calculated the "Estimated Net Sales Value" of the Partnership's properties. The Estimated Net Sales Value of each property was determined by first determining the property's estimated annual net operating income ("NOI") for 1997, using the first nine months results as a basis. The NOI was calculated by subtracting from rental income ($1,761,944) and other income ($85,147): property taxes ($91,872) and other property operating costs ($617,429), and annualized, to arrive at an NOI ($1,517,053). This NOI was then divided by an 11.5% capitalization rate (the "CAP RATE") and the result reduced by (i) 3% ($395,753) to take into account the estimated closing costs that would be incurred upon sale by the Partnership of the properties, including brokerage commissions, title costs, surveys, appraisals, legal fees and transfer taxes, and (ii) the $10,708,949 of mortgage debt encumbering the properties as of September 30, 1997. The resulting aggregate Estimated Net Sales Value of the properties was approximately $2,087,066.

     The Purchaser believes that the Cap Rate utilized by it is within a range of capitalization rates currently employed in the marketplace for an apartment building and shopping center of the ages and quality of the Partnership's properties. The utilization of different capitalization rates, however, could also be appropriate. In this regard, Unitholders should be aware that the use of a lower capitalization rate would result in a higher Estimated Net Sales Value.

     To determine the Estimated Liquidation Value of the Partnership's assets, the Purchaser added to the Estimated Net Sales Value of the Partnership's property the approximately $138,474 of net current assets and $24,315 of accounts receivable and subtracted the $233,222 of accrued mortgage interest, $100,222 of accrued property taxes and $153,719 of accounts payable and accrued expenses, the $549,218 of subordinated real estate commissions and the $22,559 of security deposits, all as reported in the Partnership's Form 10-Q for the quarter ended September 30, 1997. The resulting Estimated Liquidation Value of the Partnership's assets was approximately $1,440,915, or $81.26 per Income Unit. The Purchaser does not currently attach any current value to the G/S Units as the Purchaser does not believe the Partnership will achieve the minimum returns to Income Units to which the G/S Units are subordinated. The Purchaser is offering to purchase G/S Units partly as an accommodation to the G/S Unitholders and partly in hopes that future conditions may confer some value on the G/S Units.

     The Purchaser emphasizes that this value was calculated by it solely for purposes of calculating the Purchase Price. There can be no assurance as to the actual liquidation value of Partnership assets or as to the amount or timing of distributions of liquidation proceeds that may be received by Unitholders.

     Under the Agreement of Limited Partnership, the Partnership is not required to sell its remaining properties until the earlier of the date Limited Partners holding a majority of all classes of Units vote to liquidate the Partnership or December 31, 2027. Accordingly, the timing of the sale of Partnership's remaining properties and resulting liquidation of the Partnership remains uncertain and, consequently, the timing of amounts to be received by Unitholders in respect of such sale and liquidation (whether in excess of or less than the Estimated Liquidation Value per Income
Unit) cannot be determined.

     As indicated above, the Purchase Price represents the price at which the Purchaser is willing to purchase Units. No independent person has been retained to evaluate or render any opinion with respect to the fairness of the Purchase Price and no representation is made by the Purchaser or any affiliate of the Purchaser as to such fairness. Other measures of the value of the Units may be relevant to Unitholders. Unitholders are urged to consider carefully all of the information contained herein and consult with their own advisors, tax, financial or otherwise, in evaluating the terms of the Offer before deciding whether to tender Units.

     SECTION 14. CONDITIONS OF THE OFFER. Notwithstanding any other term of the Offer, the Purchaser will not be required to accept for payment or to pay for any Units tendered if all authorizations, consents, orders or approvals of, or declarations or filings with, or expirations of waiting periods imposed by, any court, administrative agency or commission or other governmental authority or instrumentality, domestic or foreign, necessary for the consummation of the transactions contemplated by the Offer shall not have been filed, occurred or been obtained. Furthermore, notwithstanding any other term of the Offer and in addition to the Purchaser's right to withdraw the Offer at any time before the Expiration Date, the Purchaser will not be required to accept for payment or pay for any Units not theretofore accepted for payment or paid for and may terminate or amend the Offer as to such Units if, at any time on or after the date of the Offer and before the Expiration Date, any of the following conditions exists:

     (a) a preliminary or permanent injunction or other order of any federal or state court, government or governmental authority or agency shall have been issued and shall remain in effect which (i) makes illegal, delays or otherwise directly or indirectly restrains or prohibits the making of the Offer or the acceptance for payment, purchase of or payment for any Units by the Purchaser, (ii) imposes or confirms limitations on the ability of the Purchaser effectively to exercise full rights of ownership of any Units, including without limitation the right to vote any Units acquired by the Purchaser pursuant to the Offer or otherwise on all matters properly presented to the Partnership's Unitholders,
          (iii) requires divestiture by the Purchaser of any Units, (iv) causes any material diminution of the benefits to be derived by the Purchaser as a result of the transactions contemplated by the Offer, or (v) might materially adversely affect the business, properties, assets, liabilities, financial condition, operations, results of operations or prospects of the Purchaser or the Partnership;

     (b) there shall be any action taken, or any statute, rule, regulation or order proposed, enacted, enforced, promulgated, issued or deemed applicable to the Offer by any federal or state court, government or governmental authority or agency, which might, directly or indirectly, result in any of the consequences referred to in clauses (i) through
          (v) of paragraph (a) above;

     (c) any change or development shall have occurred or been threatened since the date of the Offer to Purchase in the business, properties, assets, liabilities, financial condition, operations, results of operations or prospects of the Partnership, that is or may be materially adverse to the Partnership, or the Purchaser shall have become aware of any fact that does or may have a material adverse effect on the value of the Units;

     (d) there shall have occurred (i) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market in the United States, (ii) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, (iii) any limitation by any governmental authority on, or other event that might affect, the extension of credit by lending institutions or result in any imposition of currency controls in the United States, (iv) a commencement of a war or armed hostilities or other national or international calamity directly or indirectly involving the United States, (v) a material change in United States or other currency exchange rates or a suspension of, or imposition limitation on, the markets thereof, or (vi) in the case of any of the foregoing existing at the time of the commencement of the Offer, a material acceleration or worsening thereof; or

    (e) it shall have been publicly disclosed or the Purchaser shall have otherwise learned that (i) more than ten percent of the outstanding Units have been or are proposed to be acquired by another person (including a "group" within the meaning of Section 13(d)(3) of the Exchange Act), or (ii) any person or group that prior to such date had filed a Statement with the Commission pursuant to Section 13(d) or (g) of the Exchange Act has increased or proposes to increase the number of Units beneficially owned by such person or group as disclosed in such Statement by two percent or more of the outstanding Units.

     The foregoing conditions are for the sole benefit of the Purchaser and may be asserted by the Purchaser regardless of the circumstances giving rise to such conditions or may be waived by the Purchaser in whole or in part at any time and from time to time in its sole discretion. Any determination by the Purchaser concerning the events described above will be final and binding upon all parties.

     SECTION 15. CERTAIN LEGAL MATTERS.

     General.  Except as set forth in this Section 15, the Purchaser is not
     -------
aware of any filings, approvals or other actions by any domestic or foreign governmental or administrative agency that would be required prior to the acquisition of Units by the Purchaser pursuant to the Offer. Should any such approval or other action be required, it is the Purchaser's present intention that such additional approval or action would be sought. While there is no present intent to delay the purchase of Units tendered pursuant to the Offer pending receipt of any such additional approval or the taking of any such action, there can be no assurance that any such additional approval or action, if needed, would be obtained without substantial conditions or that adverse consequences might not result to the Partnership's business or that certain parts of the Partnership's business might not have to be disposed of or held separate or other substantial conditions complied with in order to obtain such approval or action, any of which could cause the Purchaser to elect to terminate the Offer without purchasing Units thereunder. The Purchaser's obligation to purchase and pay for Units is subject to certain conditions, including conditions related to the legal matters discussed in this
Section 15.

     Antitrust.  The Purchaser does not believe that the Hart-Scott-Rodino
     ---------
Antitrust Improvements Act of 1976, as amended, is applicable to the acquisition of Units pursuant to the Offer.

     Margin Requirements.  The Units are not "margin securities" under the
     -------------------
regulations of the Board of Governors of the Federal Reserve System and, accordingly, such regulations are not applicable to the Offer.

     State Takeover Laws.  A number of states have adopted anti-takeover laws
     -------------------
which purport, to varying degrees, to be applicable to attempts to acquire securities of corporations, that are incorporated in such states or that have substantial assets, security holders, principal executive offices or principal places of business therein. These laws are directed at the acquisition of corporations and not partnerships. The Purchaser, therefore, does not believe that any anti-takeover laws apply to the transactions contemplated by the Offer.

     Although the Purchaser has not attempted to comply with any state anti-takeover statutes in connection with the Offer, the Purchaser reserves the right to challenge the validity or applicability of any state law allegedly applicable to the Offer and nothing in this Offer nor any action taken in connection herewith is intended as a waiver of such right. If any state anti-takeover statute is applicable to the Offer, the Purchaser might be unable to accept for payment or purchase Units tendered pursuant to the Offer or be delayed in continuing or consummating the Offer. In such case, the Purchaser may not be obligated to accept for purchase or pay for any Units tendered.

     SECTION 16. FEES AND EXPENSES. Except as set forth in this Section 16, the Purchaser will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of Units pursuant to the Offer. The Purchaser has retained Equinet Fund Administrators, Inc. to act as Information Agent and Wallace Sanders & Company to act as Depositary in connection with the Offer. The Purchaser will pay the Information Agent and the Depositary reasonable and customary compensation for their respective services in connection with the Offer, plus reimbursement for out-of-pocket expenses, and has agreed to indemnify the Information Agent and the Depositary against certain liabilities and expenses in connection therewith, including liabilities under the federal securities laws. The Purchaser will also pay all costs and expenses of printing and mailing the Offer and its legal fees and expenses.

     SECTION 17. MISCELLANEOUS. The Purchaser is not aware of any jurisdiction in which the making of the Offer is not in compliance with applicable law. If the Purchaser becomes aware of any jurisdiction in which the making of the Offer would not be in compliance with applicable law, the Purchaser will make a good faith effort to comply with any such law. If, after such good faith effort, the Purchaser cannot comply with any such law, the Offer will not be made to (nor will tenders be accepted from or on behalf of) Unitholders residing in such jurisdiction.

     No person has been authorized to give any information or to make any representation on behalf of the Purchaser not contained in this Offer to Purchase or in the Letter of Transmittal, and, if given or made, such information or representation must not be relied upon as having been authorized.

     The Purchaser has filed with the Commission a Tender Offer Statement on
Schedule 14D-1, pursuant to Rule 14d-3 under the Exchange Act, furnishing certain additional information with respect to the Offer, and may file amendments thereto. The Schedule 14D-1 and any amendments thereto, including exhibits, may be inspected and copies may be obtained at the same places and in the same manner as set forth in Section 9 (except that they will not be available at the regional offices of the Commission).

                                  SCHEDULE 1

Curtis R. Boisfontaine, JR.   Mr. Boisfontaine, age 38, had been involved in the
                              real estate industry since 1982. From 1982-1988 he was associated with the Dallas, Texas based
                              Preston Carter Company, a local property management and investment sales firm. From 1988-
                              1991, he was employed by Landmark Land Company as Executive Vice President and Director of real estate acquisitions for Landmark Land Company's affiliate, Oak Tree Capital, Inc. From 1991 to the present, he has served as Chief Executive Officer of Dallas-based Hampton Real Estate Group and as
                              Sole Director of Meridian Realty Advisors. Mr.
                              Boisfontaine is also president of OS General
                              Partner Company which owns both University
                              Advisory Company, the General Partner of
                              University Real Estate Partnership V, and UREPV
                              Acquisition, L.P.

David K. Ronck                Mr. Ronck, age 38, is a Certified Public
                              Accountant in the State of Texas, and has been involved in the real estate industry since 1985.
                              From 1985-1987 has was the Chief Financial Officer with The Cambridge Companies, a Dallas, Texas based real estate development and management firm.
                              From 1987-1989 he was employed by Bright Realty
                              Corporation, the real estate subsidiary of Bright
                              Banc Savings Association, as the Senior Vice
                              President of Finance. During 1989 he joined the J.E. Robert Companies, a national real estate consulting and workout firm, as a senior asset manager in charge of the oversight of a Southwest
                              Plan savings and loan. In late 1990, Mr. Ronck assumed the position of Chief Operating Officer of Gordon Investment Corporation's U.S. real estate subsidiary and held that position until joining
                              Meridian Realty Advisors in 1995 as Chief
                              Financial Officer. Mr. Ronck is Vice President of
                              OS General Partner Company.

                                  SCHEDULE II

                                                                     Costs                                  Gross Amount at
                                            Initial Costs          Capitalized                    Which Carried at Close of Period
                                     --------------------------                                -------------------------------------
                         Related                  Buildings and  Subsequent to  Cumulative                 Buildings and
Description            Encumbrances      Land     Improvements    Acquisition   Write-downs      Land      Improvements    Total(s)
-----------            ------------  -----------  ------------    -----------   -----------   ----------   ------------    ---------
Glasshouse Square
Shopping Center
 San Diego, CA         $ 9,065.624   $ 1,540,892  $ 11,268,742   $ 4,759,625    $(2,400,000)   $ 4,731,102  $12,243,843  $16,974,936

Washington Towne
Apartments
 Atlanta GA              1,723,790       524,145       931,812       840,807              -        524,145    1,918,388    2,442,533
                       -----------   -----------  ------------   -----------    -----------    -----------  -----------  -----------

                       $10,789,414   $ 2,065,037  $ 12,200,554   $ 5,600,432    $(2,400,000)   $ 5,255,247  $14,162,222  $19,417,469
                       ===========   ===========  ============   ===========    ===========    ===========  ===========  ===========

                       Accumulated
                       Depreciation
                           and          Date of          Date       Depreciable
Description            Amortization   Construction     Acquired     lives (years)
-----------            ------------   ------------     ---------    -------------
Glasshouse Square
Shopping Center
 San Diego, CA         $(7,499,669      1981            12/78          3-30

Washington Towne
Apartments
 Atlanta GA               (519,535)     1971            07/91          3-25
                       -----------
                       $(8,019,204)
                       ===========

                                Exhibit (a)(2)
                                --------------


                             LETTER OF TRANSMITTAL
                             ---------------------

THE OFFER, WITHDRAWAL RIGHTS AND PRORATION PERIOD
WILL EXPIRE AT 12:00 MIDNIGHT, CENTRAL STANDARD TIME,
ON JANUARY 21,1998 (the "Expiration Date") UNLESS EXTENDED.

Deliver to:  Wallace Sanders & Co.
             8131 LBJ Freeway, Suite 875
             Dallas, Texas  75251

Via Facsimile:  (214) 669-3462
For assistance: (800) 648-1336

(PLEASE INDICATE CHANGES OR CORRECTIONS
TO THE ADDRESS )

     To participate in the Offer, a duly executed copy of this Letter of Transmittal and any other documents required by this Letter of Transmittal must be received by the Depositary on or prior to the Expiration Date. Delivery of this Letter of Transmittal or any other required documents to an address other than as set forth above does not constitute valid delivery. The method of delivery of all documents is at the election and risk of the tendering Unitholder. Please use the pre-addressed, postage-paid envelope provided.

     IF YOU HAVE RECENTLY TENDERED UNITS TO A COMPETING BIDDER AND WOULD LIKE INSTEAD TO PARTICIPATE IN THIS OFFER, YOU MUST COMPLETE BOXES (A) THROUGH (E) AND DELIVER THE LETTER OF TRANSMITTAL IMMEDIATELY BY FACSIMILE TO THE DEPOSITARY AT (214) 669-3462.

     This Letter of Transmittal is to be completed by Unitholders of University Real Estate Partnership V (the "Partnership"), pursuant to the procedures set forth in the Offer to Purchase (as defined below). Capitalized terms used herein that are defined in the Offer to Purchase and not otherwise defined in this Letter of Transmittal have the meanings ascribed to such terms in the Offer to Purchase.

              PLEASE CAREFULLY READ THE ACCOMPANYING INSTRUCTIONS
Gentlemen:

     The undersigned hereby tenders to UREPV ACQUISITION, L.P. (the "Purchaser") all of the limited partnership Income Units and Growth/Shelter Units (collectively with the Income Units, the "Units") in the Partnership held by the undersigned as set forth in this Letter of Transmittal or, if less than all such Units, the number set forth below in the signature box, at $60.00 per Income Unit and $2.00 per Growth/Shelter Unit (the "Offer Price"), upon the other terms and subject to the conditions set forth in the Offer to Purchase, dated December 22, 1997 (the "Offer to Purchase"), and this Letter of Transmittal (which together constitute the"Offer"). Receipt of the Offer to Purchase is hereby acknowledged.

     The undersigned recognizes that, if more than 12,000 Units of a class are validly tendered prior to or on the Expiration Date and not properly withdrawn, the Purchaser will, upon the terms of the Offer, accept for payment, from among the Units of such class tendered prior to or on the Expiration Date, 12,000 Units of such class on a pro rata basis, based upon the number of Units of the class validly tendered prior to the Expiration Date and not withdrawn, with appropriate adjustments to avoid purchases of certain fractional Units and in accordance with the minimum holding requirements of Section 8 of the Agreement of Limited Partnership of the Partnership.

     Subject to and effective upon acceptance for payment of any of the Units tendered hereby, the undersigned hereby sells, assigns, and transfers to, or upon the order of, Purchaser all right, title, and interest in and to such Units that are purchased pursuant to the Offer. The undersigned hereby irrevocably constitutes and appoints the Purchaser and its general partner and designees as the true and lawful agent and attorney-in-fact and proxy of the undersigned with respect to such Units, with full power of substitution (such power of attorney and proxy being deemed to be an irrevocable power and proxy coupled with an interest), to deliver such Units and transfer ownership of such Units, on the books of the Partnership, together with all accompanying evidences of transfer and authenticity, to or upon the order of the Purchaser and, upon payment of the Offer Price in respect of such Units by the Purchaser, to exercise all voting rights and to receive all benefits and otherwise exercise all rights of beneficial ownership of such Units all in accordance with the terms of the Offer. Subject to and effective upon the purchase of any Units tendered hereby, the undersigned hereby requests that the Purchaser be admitted to the Partnership as a substitute Limited Partner under the terms of the Agreement of Limited Partnership of the Partnership. Upon the purchase of Units pursuant to the Offer, all prior proxies and consents given by the undersigned with respect to such Units will be revoked and no subsequent proxies or consents may be given (and if given will not be deemed effective). In addition, by executing this Letter of Transmittal, the undersigned assigns to the Purchaser all of the undersigned's rights to receive distributions from the Partnership with respect to Units that are purchased pursuant to the Offer, other than distributions declared or paid on or after December 22, 1997 (the "Offer Date") and through the Expiration Date. Upon request, the undersigned will execute and deliver, and irrevocably directs any custodian to execute and deliver, any additional documents deemed by the Purchaser to be necessary or desirable to complete the assignment, transfer, and purchase of such Units and the substitution of the Purchaser as a Limited Partner in respect of such Units.

     The undersigned hereby represents and warrants that the undersigned owns the Units tendered hereby within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, and has full power and authority to validly tender, sell, assign, and transfer the Units tendered hereby, and that when any such Units are purchased by the Purchaser, the Purchaser will acquire good, marketable, and unencumbered title thereto, free and clear of all liens, restrictions, charges, encumbrances, conditional sales agreements and other obligations relating to the sale or transfer thereof, and such Units will not be subject to any adverse claim.

     The undersigned understands that a tender of Units to the Purchaser will constitute a binding agreement between the undersigned and the Purchaser upon the terms and subject to the conditions of the Offer. The undersigned recognizes that under certain circumstances set forth in the Offer to Purchase, the Purchaser may not be required to accept for payment any of the Units tendered hereby. In such event, the undersigned understands that any Letter of Transmittal for such Units for payment will be destroyed by the Purchaser. All authority herein conferred or agreed to be conferred shall survive the death or incapacity of the undersigned and any obligations of the undersigned shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned. Except as stated in the Offer to Purchase, this tender is irrevocable.

====================================================================================================================================
                                                           SIGNATURE BOX
                            (Please complete Boxes A, B, C, D, and E on the following page as necessary)
====================================================================================================================================
 Please sign exactly as your name is printed (or
 corrected) above, and insert your Taxpayer                 X________________________________________________________________
 Identification Number (Federal Employer                             (Signature of Owner)                          (Date)
 Identification Number or Social Security Number)
 in the space provided below your signature.  For
 joint owners, each joint owner must sign.  (See            X________________________________________________________________
 Instruction 1.)  The signatory hereto hereby                        (Signature of Owner)                          (Date)
 certifies under penalties of perjury the
 statements in Box B, Box C and, if applicable,
 Box D. If the undersigned is tendering less than
 all Units held, the number of Units tendered is
 set forth below.
====================================================================================================================================

 Indicate number of Units tendered; otherwise, all
 Units held by the undersigned are tendered hereby.         Taxpayer Identification No. ("TIN") _____________________________

 __________ Income Units                                    Telephone No.____________________________________________________
 __________ Growth/Shelter Units                                           (day)                                   (eve.)
====================================================================================================================================
                                                     BOX A
====================================================================================================================================
                                              Additional Information

 If signing as a trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation, or other person acting in a fiduciary or representative capacity, please provide the following information.  See Instruction 1.

 Name and Capacity___________________________________________________________________________________________________________

 Address_____________________________________________________________________________________________________________________

 Area Code and Telephone No._________________________________________________________________________________________________

====================================================================================================================================
                                                     BOX B
                                               SUBSTITUTE FORM W-9
                                               (See Instruction 3 - Box B)
====================================================================================================================================
 The person signing this Letter of Transmittal hereby certifies the following to the Purchaser under penalties of perjury:

 (i) The TIN set forth in the signature box of this Letter of Transmittal is the correct TIN of the Unitholder, or if this box [   ]
 is checked, the Unitholder has applied for a TIN.  If the Unitholder has applied for a TIN, a TIN has not been issued to the
 Unitholder, and either: (a) the Unitholder has mailed or delivered an application to receive a TIN to the appropriate IRS Center or Social Security Administration Office, or (b) the Unitholder intends to mail or deliver an application in the near future (it being understood that if the Unitholder does not provide a TIN to the Purchaser within sixty (60) days, 31% of all reportable payments made to the Unitholder thereafter will be withheld until a TIN is provided to the Purchaser); and (ii) unless this box [
 ] is checked, the Unitholder is not subject to backup withholding either because the Unitholder: (a) is exempt from backup withholding, (b) has not been notified by the IRS that the Unitholder is subject to backup withholding as a result of a failure to report all interest or dividends, or (c) has been notified by the IRS that such Unitholder is no longer subject to backup withholding.

 Note: Place an 'X' in the box in (ii) if you are unable to certify that the Unitholder is not subject to backup withholding.

====================================================================================================================================
                                                     BOX C
                                               FIRPTA AFFIDAVIT
                                               (See Instruction 3 - Box C)
====================================================================================================================================

Under Section 1445(e)(5) of the Internal Revenue Code and Treas.  Reg. 1.1445-11T(d), a transferee must withhold tax equal to 10%
 of the amount realized with respect to certain transfers of an interest in a partnership if 50% or more of the value of the
 Partnership's gross assets consists of U.S. real property interests and 90% or more of the value of the partnership's gross assets consists of U.S. real property interests plus cash equivalents and the holder of the partnership interest is a foreign person.  To inform the Purchaser that no withholding is required with respect to the Unitholder's interest in the Partnership, the person
 signing this Letter of Transmittal hereby certifies the following under penalties of perjury:  (i)Unless this box [   ]  is
 checked, the Unitholder, if an individual, is a U.S. citizen or a resident alien for purposes of U.S. income taxation, and if other than an individual, is not a foreign corporation, foreign partnership, foreign estate, or foreign trust (as those terms are defined in the Internal Revenue Code and Income Tax Regulations); (ii) the Unitholder's U.S. social security number (for individuals) or employer identification number (for non-individuals) is correctly printed in the signature box on the front of this Letter of Transmittal; and (iii) the Unitholder's home address (for individuals), or office address (for non-individuals), is correctly printed (or corrected) on the front of this Letter of Transmittal.  If a corporation, the jurisdiction of incorporation is ________.  The person signing this Letter of Transmittal understands that this certification may be disclosed to the IRS by the
 Purchaser and that any false statements contained herein could be punished by fine, imprisonment, or both.
====================================================================================================================================
                                                     BOX D
                                               SUBSTITUTE FORM W-8
                                               (See Instruction 4 - Box D)
====================================================================================================================================
 By checking this box [   ], the person signing this Letter of Transmittal hereby certifies under penalties of perjury that the
 Unitholder is an "exempt foreign person" for purposes of the backup withholding rules under the U.S. federal income tax laws, because the Unitholder:

 (i)    Is a nonresident alien individual or a foreign corporation partnership, estate or trust;
 (ii)   If an individual, has not been and plans not to be present in the U.S. for a total of 183 days or more during the calendar year; and
 (iii)  Neither engages, nor plans to engage, in a U.S. trade or business that has effectively collected gains from transactions with a broker or barter exchange.
====================================================================================================================================
                                                     BOX E
                                               NOTICE OF WITHDRAWAL
====================================================================================================================================
 The undersigned hereby withdraws all Units of Limited Partnership Interests in University Real Estate Partnership V previously tendered to any bidder other than the Purchaser.  (Please sign exactly as you signed the tender form sent to any such other bidder.)
                                                                                   _________________________________
                                                                                   (Signature)
====================================================================================================================================

                             LETTER OF TRANSMITTAL
                                 INSTRUCTIONS
                                 ------------

             FORMING PART OF THE TERMS AND CONDITIONS OF THE OFFER

1.   Tender, Signature Requirements, Delivery.  In order to tender Units, a
     ----------------------------------------
     Unitholder must sign at the "X" in the Signature Box of the Letter of Transmittal and insert the Unitholder's correct Taxpayer Identification Number (Federal Employer Identification or Social Security Number) ("TIN") in the space provided below the signature. The signature must correspond exactly with the name printed (or corrected) on the front of this Letter of Transmittal without any change whatsoever. If this Letter of Transmittal is signed by trustees, administrators, guardians, attorneys-in-fact, officers of corporations, or others acting in a fiduciary or representative capacity, such persons should so indicate when signing and must submit proper evidence satisfactory to the Purchaser of their authority to so act. For Units to be validly tendered, a properly completed and duly executed Letter of Transmittal and any other documents required by this Letter of Transmittal must be received by the depositary prior to or on the Expiration Date at its address or facsimile number set forth on the front of this Letter of Transmittal. No alternative, conditional, or contingent tenders will be accepted. All tendering Unitholders by execution of this Letter of Transmittal waive any right to receive any notice of the acceptance of their tender.

2.   Transfer Taxes.  The Purchaser will pay or cause to be paid all transfer
     --------------
     fees and taxes if any, payable in respect of Units accepted for payment pursuant to the Offer.

3.   U.S. Persons.  A Unitholder who or that is a United States citizen or
     ------------
     resident alien individual, a domestic corporation, a domestic partnership, a domestic trust, or a domestic estate (collectively "United States persons"), as those terms are defined in the Internal Revenue Code and Income Tax Regulations, should complete the following: Box B - Substitute Form W-9. In order to avoid 31% federal income tax backup withholding the Unitholder must provide to the Purchaser the Unitholder's correct Taxpayer Identification Number in the space provided below the signature line and certify, under penalties of perjury, that such Unitholder is not subject to such backup withholding. The TIN that must be provided is that of the registered Unitholder indicated on the front of this Letter of Transmittal. If a correct TIN is not provided, penalties may be imposed by the Internal Revenue Service ("IRS"), in addition to the Unitholder being subject to backup withholding. Certain Unitholders (including, among others, all corporations) are not subject to backup withholding. Backup withholding is not an additional tax. If withholding results in an overpayment of taxes, a refund may be obtained from the IRS.
     Box C - FIRPTA Affidavit. To avoid potential withholding of tax pursuant to
     Section 1445 of the Internal Revenue Code, each Unitholder who or that is a United States Person (as defined in Instruction 3 above) must certify, under penalties of perjury, the Unitholder's TIN and address, and that the Unitholder is not a foreign person. Tax withheld under Section 1445 of the Internal Revenue Code is not an additional tax. If withholding results in an overpayment of tax, a refund may be obtained from the IRS.

4.   Box D - Foreign Persons.  In order for a Unitholder who is a foreign person
     -----------------------
     (i.e., not a United States Person as defined in 3 above) to qualify as exempt from 31% backup withholding, such foreign Unitholder must certify, under penalties of perjury, the statement in BOX D of this Letter of Transmittal attesting to that foreign person's status by checking the box preceding such statement. However, such person will be subject to withholding of tax under Section 1445 of the Code.

5.   Additional Copies of Offer to Purchase and Letter of Transmittal.  Requests
     ----------------------------------------------------------------
     for assistance or additional copies of the Offer to Purchase and this Letter of Transmittal may be obtained from the Purchaser by calling (800) 648-1336.

                                Exhibit (a)(3)
                                --------------


December 22, 1997


     Re: Offer to Purchase Income and Growth Shelter Units of University Real Estate Partnership V (the "Partnership")


Dear Unitholder:

     UREPV Acquisition, L.P., a newly-formed Texas limited partnership (the "Purchaser") that is an affiliate of the General Partner of the Partnership, is offering to purchase up to a maximum of 12,000 Income Units in the Partnership for $60.00 per unit and up to a maximum of 12,000 Growth/Shelter Units in the Partnership for $2.00 per unit (the Income Units and Growth/Shelter Units are collectively referred to as the "Units").

     A formal Offer to Purchase (the "Offer") and a Letter of Transmittal are enclosed which provide detailed information about the Offer and the manner in which Unitholders may accept the Offer and tender their Units. The Offer will expire on January 21, 1998, at 12:00 midnight, Central Standard Time; accordingly, we encourage any Unitholder to review our Offer and act promptly. Unitholders whose tender of Units is accepted will give up the opportunity to participate in any future benefits of the ownership of those Units, including potential future distributions by the Partnership. Unitholders who have their Units purchased pursuant to this Offer will terminate their investment in the Partnership in 1998 and will receive their last K-1 for the Partnership in 1998.

     The purchase price per Unit payable to a tendering Unitholder by the Purchaser may be less than the total amount that might otherwise be received by the Unitholder with respect to the Unit over the remaining term of the Partnership. The Purchaser is making the Offer in response to tender offers recently made by other bidders, to provide liquidity to Unitholders and for investment purposes. In establishing the purchase price of $60.00 per Income Unit and $2.00 per Growth/Shelter Unit, the Purchaser is motivated to establish a price that might be acceptable to Unitholders consistent with the Purchaser's objectives.

     IN THE EVENT A UNITHOLDER HAS TENDERED UNITS TO ONE OF THE OTHER BIDDERS
     ------------------------------------------------------------------------
AND NOW DESIRES TO PARTICIPATE IN THIS OFFER INSTEAD, THE UNITHOLDER MUST
-------------------------------------------------------------------------
WITHDRAW THE TENDERED UNITS FROM THE OTHER BIDDER BY THE EXPIRATION DATE OF THE
-------------------------------------------------------------------------------
TENDER OFFER OF THAT OTHER BIDDER, WHICH IS CURRENTLY DECEMBER 31, 1997, FOR THE
--------------------------------------------------------------------------------
MACKENZIE BIDDERS OFFER, JANUARY 8, 1998, FOR THE EVEREST OFFER AND DECEMBER 31,
--------------------------------------------------------------------------------
1997, FOR THE BOND OFFER.  IT IS POSSIBLE THAT THE EXPIRATION DATES MAY BE
--------------------------------------------------------------------------
EXTENDED BY ONE OR MORE OF THE OTHER BIDDERS.  THE PURCHASER WILL ARRANGE FOR
-----------------------------------------------------------------------------
SUCH WITHDRAWAL IF THE UNITHOLDER COMPLETES AND  DELIVERS TO THE DEPOSITARY (BY
-------------------------------------------------------------------------------
FACSIMILE, HAND DELIVERY OR MAIL) A COMPLETED LETTER OF TRANSMITTAL SUFFICIENTLY
--------------------------------------------------------------------------------
IN ADVANCE OF THE RELEVANT EXPIRATION DATE TO PERMIT IT TO FORWARD THE
----------------------------------------------------------------------
WITHDRAWAL TO THE OTHER BIDDER BY ITS EXPIRATION DATE.
-----------------------------------------------------

     The original investors in University Real Estate Partnership V have not yet received a return of their original invested capital and, if the Purchaser is correct in its analysis of the remaining value of the assets, Unitholders are not likely to receive distributions in the future that will result in a 100% return of capital. Many Unitholders have expressed a desire to terminate their investment prior to liquidation of the Partnership itself for the following reasons:

     -  No formal trading market for the Units

     - Unpredictable cash flow that leads to unpredictable distributions from the Partnership

     - Lack of regular distributions due to the use of cash flow for property improvements and Partnership administration

     - General disenchantment with real estate investments, particularly when the investment is in the form of an illiquid, long-term limited partnership interest

     -  A more immediate use for cash

     - Administrative burdens -- both time-consuming record keeping as well as out-of-pocket expenses -- associated with owning the Units, including complex tax work, that may not be justified by the size of a Unitholder's investment.

     This is an opportunity to sell all of your Units in the Partnership at a net cash of $60.00 per Income Unit and $2.00 per Growth/Shelter Unit. There will be no commissions or transfer fees associated with the sale. Unitholders who desire liquidity now for whatever reason should carefully consider tendering their Units to the Purchaser in conjunction with this Offer. If you wish to sell all or a portion of your Units pursuant to this Offer please complete the enclosed Letter of Transmittal for all of your Units and return it in the postage paid envelope. In the event you have recently tendered your Units to a competing bidder, but have yet to receive payment for the Units, you may be able to withdraw your prior tender and retender your Units under this Offer.
Specific instructions for withdrawing Units from a recent competing tender offer can be found in the enclosed Letter of Transmittal.

     If you have any questions, please call Equinet Fund Administrators, Inc., our information agent at (800) 648-1336.

     We thank you for your prompt attention to this matter.


                                   Very truly yours,

                                   UREPV Acquisition, L.P.



                                   By:______________________________